UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of April, 2006

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

                                                     MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                         QUARTER:       1              YEAR:   2006
GRUPO TELEVISA, S.A.
                                                   CONSOLIDATED BALANCE SHEETS
                                                  AS OF MARCH 31, 2006 AND 2005
                                                  (Thousands of Mexican Pesos)
                                                                                                          FINAL PRINTING
---------------------------------------------------------------------------------------------------------------------------------
                                     CONCEPTS                                     CURRENT YEAR               PREVIOUS YEAR
  REF                                                                  ----------------------------------------------------------
   S                                                                          Amount           %            Amount            %
---------------------------------------------------------------------------------------------------------------------------------
  S01   TOTAL ASSETS                                                        75,999,887        100         72,574,494         100

  s02   CURRENT ASSETS                                                      33,027,583         43         31,037,716          43
  s03   CASH AND SHORT-TERM INVESTMENTS                                     17,650,476         23         17,398,202          24
  s04   ACCOUNTS AND NOTES RECEIVABLE (NET)                                  9,348,563         12          7,346,577          10
  s05   OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)                            1,305,976          2          1,080,315           1
  s06   INVENTORIES                                                          3,789,320          5          4,452,241           6
  s07   OTHER CURRENT ASSETS                                                   933,248          1            760,381           1
  s08   LONG-TERM ASSETS                                                     8,925,220         12          7,017,435          10
  s09   ACCOUNTS AND NOTES RECEIVABLE (NET)                                          -          -                  -           -
  s10   INVESTMENT IN SHARES OF NON-CONSOLIDATED                             6,856,744          9          6,819,383           9
        SUBSIDIARIES AND ASSOCIATES
  s11   OTHER INVESTMENTS                                                    2,068,476          3            198,052           0
  s12   PROPERTY, PLANT AND EQUIPMENT (NET)                                 19,761,221         26         19,839,727          27
  s13   LAND AND BUILDINGS                                                  13,484,570         18         13,445,092          19
  s14   MACHINERY AND INDUSTRIAL EQUIPMENT                                  20,259,782         27         19,951,305          27
  s15   OTHER EQUIPMENT                                                      2,973,369          4          3,307,272           5
  s16   ACCUMULATED DEPRECIATION                                            17,793,476         23         17,464,085          24
  s17   CONSTRUCTION IN PROGRESS                                               836,976          1            600,143           1
  s18   INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)                        10,303,472         14         10,145,364          14
  s19   OTHER ASSETS                                                         3,982,391          5          4,534,252           6

  s20   TOTAL LIABILITIES                                                   43,584,306        100         43,166,778         100

  s21   CURRENT LIABILITIES                                                  5,953,553         14          7,033,621          16
  s22   SUPPLIERS                                                            3,065,740          7          2,419,558           6
  s23   BANK LOANS                                                             245,604          1             94,003           0
  s24   STOCK MARKET LOANS                                                      58,260          0          2,307,958           5
  s25   TAXES PAYABLE                                                          357,922          1            576,146           1
  s26   OTHER CURRENT LIABILITIES                                            2,226,027          5          1,635,956           4
  s27   LONG-TERM LIABILITIES                                               20,134,594         46         20,480,507          47
  s28   BANK LOANS                                                           3,680,567          8          5,129,627          12
  s29   STOCK MARKET LOANS                                                  14,821,568         34         13,447,010          31
  s30   OTHER LOANS                                                          1,632,459          4          1,903,870           4
  s31   DEFERRED LIABILITIES                                                17,113,143         39         14,134,715          33
  s32   OTHER NON CURRENT LIABILITIES                                          383,016          1          1,517,935           4

  s33   CONSOLIDATED STOCKHOLDERS' EQUITY                                   32,415,581        100         29,407,716         100

  s34   MINORITY INTEREST                                                    1,237,288          4           (124,281)         (0)
  s35   MAJORITY INTEREST                                                   31,178,293         96         29,531,997         100
  s36   CONTRIBUTED CAPITAL                                                 14,224,126         44         14,224,126          48
  s79   CAPITAL STOCK                                                        9,975,175         31          9,975,175          34
  s39   PREMIUM ON  SALES OF SHARES                                          4,248,951         13          4,248,951          14
  s40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                                   -          0                  -           0
  s41   EARNED CAPITAL                                                      16,954,167         52         15,307,871          52
  s42   RETAINED EARNINGS AND CAPITAL RESERVE                               29,341,044         91         26,826,218          91
  s44   ACCUMULATED OTHER COMPREHENSIVE RESULT                              (5,257,723)       (16)        (5,229,364)        (18)
  s80   SHARES REPURCHASED                                                  (7,129,154)       (22)        (6,288,983)        (21)



                                                     MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                         QUARTER:       1              YEAR:   2006
GRUPO TELEVISA, S.A.
                                                   CONSOLIDATED BALANCE SHEETS
                                                   BREAKDOWN OF MAJOR CONCEPTS
                                                  (Thousands of Mexican Pesos)
                                                                                                                   FINAL PRINTING
---------------------------------------------------------------------------------------------------------------------------------

   REF                                CONCEPTS                                 CURRENT YEAR                 PREVIOUS YEAR
    S                                                                 ------------------------------------------------------------
                                                                              Amount           %            Amount            %
---------------------------------------------------------------------------------------------------------------------------------
   S03    CASH AND SHORT-TERM INVESTMENTS                                   17,650,476        100         17,398,202         100
   s46    CASH                                                                 428,317          2            269,881           2
   s47    SHORT-TERM INVESTMENTS                                            17,222,159         98         17,128,321          98

   s07    OTHER CURRENT ASSETS                                                 933,248        100            760,381         100
   s81    DERIVATIVE FINANCIAL INSTRUMENTS                                           -          -                  -           -
   s82    DISCONTINUED OPERATIONS                                                    -          -                  -           -
   s83    OTHER                                                                933,248        100            760,381         100

   s18    INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)                      10,303,472        100         10,145,364         100
   s48    DEFERRED EXPENSES (NET)                                            2,879,870         28          2,289,843          23
   s49    GOODWILL                                                           7,423,602         72          7,855,521          77
   s51    OTHER                                                                      -          -                  -           -

   s19    OTHER ASSETS                                                       3,982,391        100          4,534,252         100
   s84    INTANGIBLE ASSET FROM LABOR OBLIGATIONS                                    -          -                  -           -
   s85    DERIVATIVE FINANCIAL INSTRUMENTS                                           -          -                  -           -
   s50    DEFERRED TAXES                                                             -          -                  -           -
   s86    DISCONTINUED OPERATIONS                                                    -          -                  -           -
   s87    OTHER                                                              3,982,391        100          4,534,252         100

   s21    CURRENT LIABILITIES                                                5,953,553        100          7,033,621         100
   s52    FOREIGN CURRENCY LIABILITIES                                       2,257,989         38          4,097,364          58
   s53    MEXICAN PESOS LIABILITIES                                          3,695,564         62          2,936,257          42

   s26    OTHER CURRENT LIABILITIES                                          2,226,027        100          1,635,956         100
   s88    DERIVATIVE FINANCIAL INSTRUMENTS                                     326,999         15             72,569           4
   s89    ACCRUED INTEREST                                                      98,173          4            130,113           8
   s68    PROVISIONS                                                                 -          -                  -           -
   s90    DISCONTINUED OPERATIONS                                                    -          -                  -           -
   s58    OTHER                                                              1,800,855         81          1,433,274          88

   s27    LONG-TERM LIABILITIES                                             20,134,594        100         20,480,507         100
   s59    FOREIGN CURRENCY LIABILITIES                                      15,424,940         77         14,396,453          70
   s60    MEXICAN PESOS LIABILITIES                                          4,709,654         23          6,084,054          30

   s31    DEFERRED LIABILITIES                                              17,113,143        100         14,134,715         100
   s65    NEGATIVE GOODWILL                                                          -          -                  -           -
   s67    OTHER                                                             17,113,143        100         14,134,715         100

   s32    OTHER NON CURRENT LIABILITIES                                        383,016        100          1,517,935         100
   s66    DEFERRED TAXES                                                       175,671         46          1,372,937          90
   s91    LABOR OBLIGATIONS                                                    207,345         54            144,998          10
   s92    DISCONTINUED OPERATIONS                                                    -          -                  -           -
   s69    OTHER LIABILITIES                                                          -          -                  -           -

   s79    CAPITAL STOCK                                                      9,975,175        100          9,975,175         100
   s37    CAPITAL STOCK (NOMINAL)                                            2,524,174         25          2,524,174          25
   s38    RESTATEMENT OF CAPITAL STOCK                                       7,451,001         75          7,451,001          75

   s42    RETAINED EARNINGS AND CAPITAL RESERVE                             29,341,044        100         26,826,218         100
   s93    LEGAL RESERVE                                                      1,813,974          6          1,589,010           6
   s43    RESERVE FOR REPURCHASE OF SHARES                                   5,794,371         20          5,794,371          22
   s94    OTHER RESERVES                                                             -          -                  -           -
   s95    RETAINED EARNINGS                                                 20,439,091         70         18,828,514          70
   s45    NET INCOME                                                         1,293,608          4            614,323           2

   s44    ACCUMULATED OTHER COMPREHENSIVE RESULT                            (5,257,723)       100         (5,229,364)        100
   s70    ACCUMULATED MONETARY RESULT                                          (32,873)         1            (32,873)          1
   s71    RESULT FROM HOLDING NON-MONETARY ASSETS                           (2,203,260)        42         (1,895,444)         36
   s96    CUMULATIVE RESULT FROM FOREING CURRENCY TRANSLATION               (1,857,298)        35         (1,795,045)         34
   s97    CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS                    -          -            (24,946)          0
   s98    CUMULATIVE EFFECT OF DEFERRED INCOME TAXES                        (3,012,454)        57         (3,012,454)         58
   s99    LABOR OBLIGATIONS ADJUSTMENT                                               -          -                  -           -
  s100    OTHER                                                              1,848,162        (35)         1,531,398         (29)




                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA            QUARTER:     1             YEAR:   2006
GRUPO TELEVISA, S.A.
                     CONSOLIDATED FINANCIAL STATEMENTS
                               OTHER CONCEPTS
                        (Thousands of Mexican Pesos)

                                                                 FINAL PRINTING
--------------------------------------------------------------------------------
 REF                        CONCEPTS            CURRENT YEAR      PREVIOUS YEAR
  S                                          -----------------------------------
                                                      Amount            Amount
--------------------------------------------------------------------------------

 s72  WORKING CAPITAL                              27,074,030        24,004,095
 s73  PENSIONS  AND SENIORITY PREMIUMS              1,413,979         1,172,601
 s74  EXECUTIVES (*)                                       34                36
 s75  EMPLOYEES (*)                                    15,325            14,547
 s76  WORKERS (*)                                           -                 -
 s77  OUTSTANDING SHARES (*)                  341,556,389,967   342,978,445,407
 s78  REPURCHASED SHARES (*)                   27,716,980,434    26,294,924,994
s101  RESTRICTED CASH                                 132,826           144,641
s102  NET DEBT OF NON CONSOLIDATED COMPANIES       16,322,841        13,606,935

--------------------------------------------------------------------------------
  (*) THESE CONCEPTS ARE STATED IN UNITS



                                                     MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                            QUARTER:       1              YEAR:   2006
GRUPO TELEVISA, S.A.
                                                CONSOLIDATED STATEMENTS OF INCOME
                                         FROM JANUARY 1 THROUGH MARCH 31, 2006 AND 2005
                                                  (Thousands of Mexican Pesos)

                                                                                                                    FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------------
   REF                                CONCEPTS                                CURRENT YEAR                  PREVIOUS YEAR
                                                                            --------------------------------------------------------
    R                                                                         Amount            %           Amount            %
------------------------------------------------------------------------------------------------------------------------------------
   r01    NET SALES                                                          7,462,303        100          6,586,946         100
   r02    COST OF SALES                                                      3,992,091         53          3,743,344          57
   r03    GROSS PROFIT                                                       3,470,212         47          2,843,602          43
   r04    OPERATING EXPENSES                                                 1,293,800         17          1,142,789          17
   r05    OPERATING INCOME                                                   2,176,412         29          1,700,813          26
   r06    INTEGRAL FINANCING COST                                              212,612          3            313,098           5
   r07    INCOME AFTER INTEGRAL FINANCING COST                               1,963,800         26          1,387,715          21
   r08    OTHER EXPENSE AND INCOME, NET                                         27,398          0             32,457           0
   r44    NON-RECURRING CHARGES                                                 59,191          1            174,207           3
   r09    INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
          SHARING                                                            1,877,211         25          1,181,051          18
   r10    PROVISION FOR TAXES AND EMPLOYEES' PROFIT
          SHARING                                                              513,329          7            321,703           5
   r11    NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
          SHARING                                                            1,363,882         18            859,348          13
   r12    SHARE IN NET INCOME OF NON-CONSOLIDATED
          SUBSIDIARIES AND ASSOCIATES                                           47,119          1             19,002           0
   r13    CONSOLIDATED NET INCOME OF CONTINUING
          OPERATIONS                                                         1,411,001         19            878,350          13
   r14    INCOME FROM DISCONTINUED OPERATIONS                                        -          0                  -           0
   r15    CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY
           ITEMS                                                             1,411,001         19            878,350          13
   r16    EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)                                  -          0                  -           0
   r17    CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET                              -          0            183,963           3
   r18    NET CONSOLIDATED INCOME                                            1,411,001         19            694,387          11
   r19    NET INCOME OF MINORITY INTEREST                                      117,393          2             80,064           1
   r20    NET INCOME OF MAJORITY INTEREST                                    1,293,608         17            614,323           9
------------------------------------------------------------------------------------------------------------------------------------

                                                     MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:       1            YEAR:   2006
GRUPO TELEVISA, S.A.
                                                CONSOLIDATED STATEMENTS OF INCOME
                                                   BREAKDOWN OF MAIN CONCEPTS
                                                  (Thousands of Mexican Pesos)
                                                                                                                FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------------

   REF                                CONCEPTS                                    CURRENT YEAR                PREVIOUS YEAR
                                                                           ---------------------------------------------------------
    R                                                                         Amount           %             Amount           %

------------------------------------------------------------------------------------------------------------------------------------
   r01    NET SALES                                                          7,462,303        100          6,586,946         100
   r21    DOMESTIC                                                           6,570,533         88          5,772,688          88
   r22    FOREIGN                                                              891,770         12            814,258          12
   r23    TRANSLATED INTO DOLLARS (***)                                         81,784          1             70,561           1

   r06    INTEGRAL FINANCING COST                                              212,612        100            313,098         100
   r24    INTEREST EXPENSE                                                     460,066        216            555,431         177
   r42    LOSS (GAIN) ON RESTATEMENT OF UDI'S                                   11,163          5             10,594           3
   r45    OTHER FINANCIAL COSTS                                                      -          0                  -           0
   r26    INTEREST INCOME                                                      276,984        130            302,311          97
   r46    OTHER FINANCIAL PRODUCTS                                                   -          0                  -           0
   r25    FOREIGN EXCHANGE LOSS (GAIN), NET                                    (28,571)       (13)            30,826          10
   r28    RESULT FROM MONETARY POSITION                                         46,938         22             18,558           6

   r10    PROVISION FOR TAXES AND EMPLOYEES' PROFIT SHARING                    513,329        100            321,703         100
   r32    INCOME TAX AND ASSET TAX, CURRENT                                    525,619        102            271,552          84
   r33    INCOME TAX AND ASSET TAX, DEFERRED                                   (14,272)        (3)            49,269          15
   r34    EMPLOYEES' PROFIT SHARING, CURRENT                                     1,982          0                882           0
   r35    EMPLOYEES' PROFIT SHARING, DEFERRED                                        -          0                  -           0
------------------------------------------------------------------------------------------------------------------------------------
  (***) THOUSANDS OF DOLLARS


                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA          QUARTER:       1            YEAR:   2006
GRUPO TELEVISA, S.A.
                     CONSOLIDATED STATEMENTS OF INCOME
                               OTHER CONCEPTS
                        (Thousands of Mexican Pesos)
                                                               FINAL PRINTING
--------------------------------------------------------------------------------

   REF             CONCEPTS                     CURRENT YEAR      PREVIOUS YEAR
                                               ---------------------------------
    R                                             Amount            Amount

--------------------------------------------------------------------------------

   r36    TOTAL SALES                              8,055,131       9,611,991
   r37    TAX RESULT FOR THE YEAR                  3,180,971         559,756
   r38    NET SALES (**)                          33,637,911      31,494,161
   r39    OPERATING INCOME (**)                   11,372,014       9,367,966
   r40    NET INCOME OF MAJORITY INTEREST (**)     6,857,917       4,604,031
   r41    NET CONSOLIDATED INCOME (**)             7,988,662       4,946,422
   r47    DEPRECIATION AND AMORTIZATION              629,201         560,572

--------------------------------------------------------------------------------
  (**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS


                                                     MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:       1              YEAR:   2006
GRUPO TELEVISA, S.A.
                                           QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                                         FROM JANUARY 1 THROUGH MARCH 31, 2006 AND 2005
                                                  (Thousands of Mexican Pesos)
                                                                                                                      FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------------

   REF                                  CONCEPTS                                 CURRENT YEAR                  PREVIOUS YEAR
                                                                        ------------------------------------------------------------
   RT                                                                         Amount           %            Amount           %
------------------------------------------------------------------------------------------------------------------------------------
  rt01    NET SALES                                                          7,462,303        100          6,586,946         100
  rt02    COST OF SALES                                                      3,992,091         53          3,743,344          57
  rt03    GROSS PROFIT                                                       3,470,212         47          2,843,602          43
  rt04    OPERATING EXPENSES                                                 1,293,800         17          1,142,789          17
  rt05    OPERATING INCOME                                                   2,176,412         29          1,700,813          26
  rt06    INTEGRAL FINANCING COST                                              212,612          3            313,098           5
  rt07    INCOME AFTER INTEGRAL FINANCING COST                               1,963,800         26          1,387,715          21
  rt08    OTHER EXPENSE AND INCOME, NET                                         27,398          0             32,457           0
  rt44    NON-RECURRING CHARGES                                                 59,191          1            174,207           3
  rt09    INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
          SHARING                                                            1,877,211         25          1,181,051          18
  rt10    PROVISION FOR TAXES AND EMPLOYEES' PROFIT
          SHARING                                                              513,329          7            321,703           5
  rt11    NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
          SHARING                                                            1,363,882         18            859,348          13
  rt12    SHARE IN NET INCOME OF NON-CONSOLIDATED
          SUBSIDIARIES AND ASSOCIATES                                           47,119          1             19,002           0
  rt13    CONSOLIDATED NET INCOME OF CONTINUING
          OPERATIONS                                                         1,411,001         19            878,350          13
  rt14    INCOME FROM DISCONTINUED OPERATIONS                                        -          0                  -           0
  rt15    CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY
           ITEMS                                                             1,411,001         19            878,350          13
  rt16    EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)                                  -          0                  -           0
  rt17    CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET                              -          0            183,963           3
  rt18    NET CONSOLIDATED INCOME                                            1,411,001         19            694,387          11
  rt19    NET INCOME OF MINORITY INTEREST                                      117,393          2             80,064           1
  rt20    NET INCOME OF MAJORITY INTEREST                                    1,293,608         17            614,323           9

------------------------------------------------------------------------------------------------------------------------------------



                                                     MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:       1             YEAR:   2006
GRUPO TELEVISA, S.A.
                                           QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                                                   BREAKDOWN OF MAIN CONCEPTS
                                                  (Thousands of Mexican Pesos)
                                                                                                                     FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------------

   REF                               CONCEPTS                               CURRENT YEAR                 PREVIOUS YEAR
                                                                          ----------------------------------------------------------
   RT                                                                          Amount           %           Amount           %
------------------------------------------------------------------------------------------------------------------------------------
  rt01    NET SALES                                                          7,462,303        100          6,586,946         100
  rt21    DOMESTIC                                                           6,570,533         88          5,772,688          88
  rt22    FOREIGN                                                              891,770         12            814,258          12
  rt23    TRANSLATED INTO DOLLARS (***)                                         81,784          1             70,561           1

  rt06    INTEGRAL FINANCING COST                                              212,612        100            313,098         100
  rt24    INTEREST EXPENSE                                                     460,066        216            555,431         177
  rt42    LOSS (GAIN) ON RESTATEMENT OF UDI'S                                   11,163          5             10,594           3
  rt45    OTHER FINANCIAL COSTS                                                      -          0                  -           0
  rt26    INTEREST INCOME                                                      276,984        130            302,311          97
  rt46    OTHER FINANCIAL PRODUCTS                                                   -          0                  -           0
  rt25    FOREIGN EXCHANGE LOSS (GAIN), NET                                    (28,571)       (13)            30,826          10
  rt28    RESULT FROM MONETARY POSITION                                         46,938         22             18,558           6

  rt10    PROVISION FOR TAXES AND EMPLOYEES' PROFIT SHARING                    513,329        100            321,703         100
  rt32    INCOME TAX AND ASSET TAX, CURRENT                                    525,619        102            271,552          84
  rt33    INCOME TAX AND ASSET TAX, DEFERRED                                   (14,272)        (3)            49,269          15
  rt34    EMPLOYEES' PROFIT SHARING, CURRENT                                     1,982          0                882           0
  rt35    EMPLOYEES' PROFIT SHARING, DEFERRED                                        -          0                  -           0
------------------------------------------------------------------------------------------------------------------------------------
  (***) THOUSANDS OF DOLLARS


                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                 QUARTER:    1         YEAR:   2006
GRUPO TELEVISA, S.A.
                QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                               OTHER CONCEPTS
                        (Thousands of Mexican Pesos)
                                                                  FINAL PRINTING
--------------------------------------------------------------------------------

   REF            CONCEPTS                      CURRENT YEAR      PREVIOUS YEAR
                                              ----------------------------------
   RT                                              Amount             Amount
--------------------------------------------------------------------------------

  rt47    DEPRECIATION AND AMORTIZATION           629,201             560,572
--------------------------------------------------------------------------------

                                                     MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                          QUARTER:       1               YEAR:   2006
GRUPO TELEVISA, S.A.
                                    CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                         FROM JANUARY 1 THROUGH MARCH 31, 2006 AND 2005
                                                  (Thousands of Mexican Pesos)
                                                                                                                   FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------------

   REF                              CONCEPTS                               CURRENT YEAR                 PREVIOUS YEAR
                                                                         -------------------------------------------------------
    C                                                                          Amount                        Amount
--------------------------------------------------------------------------------------------------------------------------------
   c01    CONSOLIDATED NET INCOME                                            1,411,001                       694,387
   c02     + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
           USING RESOURCES                                                     563,468                       828,922
   C03    RESOURCES FROM NET INCOME FOR THE YEAR                             1,974,469                     1,523,309
   c04    RESOURCES PROVIDED OR USED IN OPERATION                            2,520,190                     1,679,845
   C05    RESOURCES PROVIDED BY (USED FOR) OPERATING
           ACTIVITIES                                                        4,494,659                     3,203,154
   c06    RESOURCES PROVIDED BY (USED FOR) EXTERNAL
          FINANCING ACTIVITIES                                                 408,788                    (2,300,465)
   c07    RESOURCES PROVIDED BY (USED FOR) INTERNAL
          FINANCING ACTIVITIES                                                 250,547                        20,330
   C08    RESOURCES PROVIDED BY (USED FOR) FINANCING
          ACTIVITIES                                                           659,335                    (2,280,135)
   C09    RESOURCES PROVIDED BY (USED FOR) INVESTMENT
          ACTIVITIES                                                        (2,409,553)                     (869,792)
   c10    NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
          INVESTMENTS                                                        2,744,441                        53,227
   c11    CASH AND SHORT-TERM INVESTMENTS AT THE
          BEGINNING OF PERIOD                                               14,906,035                    17,344,975
   c12    CASH AND SHORT-TERM INVESTMENTS AT THE END
          OF PERIOD                                                         17,650,476                    17,398,202

--------------------------------------------------------------------------------------------------------------------------------


                                                     MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                          QUARTER:       1               YEAR:   2006
GRUPO TELEVISA, S.A.
                                        CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                                       BREAKDOWN OF MAIN CONCEPTS
                                                      (Thousands of Mexican Pesos)
                                                                                                                   FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------------

   REF                              CONCEPTS                               CURRENT YEAR                 PREVIOUS YEAR
                                                                         -------------------------------------------------------
    C                                                                          Amount                        Amount
--------------------------------------------------------------------------------------------------------------------------------
          c02     + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
                  USING RESOURCES                                              563,468                      828,922
          c13     + DEPRECIATION AND AMORTIZATION FOR THE YEAR                 629,201                      560,572
          c41     + (-) OTHER ITEMS                                            (65,733)                     268,350

          c04    RESOURCES PROVIDED OR USED IN OPERATION                     2,520,190                    1,679,845
          c18     + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE           4,668,176                    4,358,230
          c19     + (-) DECREASE (INCREASE) IN INVENTORIES                     126,525                      170,455
          c20     + (-) DECREASE (INCREASE) IN OTHER ACCOUNTS
                 RECEIVABLE AND OTHER ASSETS                                  (783,607)                     106,825
          c21     + (-) INCREASE (DECREASE) IN SUPPLIERS                        85,408                      194,024
          c22     + (-) INCREASE (DECREASE) IN OTHER LIABILITIES            (1,576,312)                  (3,149,689)

          c06    RESOURCES PROVIDED BY (USED FOR) EXTERNAL
                 FINANCING ACTIVITIES                                          408,788                   (2,300,465)
          c23     + BANK FINANCING                                                   -                            -
          c24     + STOCK MARKET FINANCING                                           -                    4,615,916
          c25     + DIVIDEND RECEIVED                                                -                            -
          c26     + OTHER FINANCING                                                  -                            -
          c27     (-) BANK FINANCING AMORTIZATION                                    -                      (47,900)
          c28     (-) STOCK MARKET FINANCING AMORTIZATION                      (37,544)                  (6,597,584)
          c29     (-) OTHER FINANCING AMORTIZATION                                   -                      (16,233)
          c42     + (-) OTHER ITEMS                                            446,332                     (254,664)

          c07    RESOURCES PROVIDED BY (USED FOR) INTERNAL
                 FINANCING ACTIVITIES                                          250,547                       20,330
          c30     + (-) INCREASE (DECREASE) IN CAPITAL STOCK                         -                            -
          c31     (-) DIVIDENDS PAID                                                 -                            -
          c32     + PREMIUM ON SALE OF SHARES                                        -                            -
          c33     + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                        -                            -
          c43     + (-) OTHER ITEMS                                            250,547                       20,330

          c09    RESOURCES PROVIDED BY (USED FOR) INVESTMENT
                 ACTIVITIES                                                 (2,409,553)                    (869,792)
          c34     + (-) DECREASE (INCREASE) IN  PERMANENT INVESTMENTS       (1,032,544)                      59,220
          c35     (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT            (514,963)                    (444,177)
          c36     (-) INCREASE IN CONSTRUCTION IN PROGRESS                           -                            -
          c37     + (-) SALE OF OTHER PERMANENT INVESTMENTS                          -                            -
          c38     + SALE OF TANGIBLE FIXED ASSETS                              188,793                       62,562
          c39     + (-) OTHER ITEMS                                         (1,050,839)                    (547,397)

        ------------------------------------------------------------------------------------------------------------------------


                                                     MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                          QUARTER:       1               YEAR:   2006
GRUPO TELEVISA, S.A.
                                                                 RATIOS
                                                              CONSOLIDATED
                                                                                                                   FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------------

   REF                              CONCEPTS                               CURRENT YEAR                 PREVIOUS YEAR
    P
--------------------------------------------------------------------------------------------------------------------------------
                 YIELD
          p01    NET INCOME TO NET SALES                                     18.90      %                  10.54      %
          p02    NET INCOME TO STOCKHOLDERS' EQUITY (**)                     21.99      %                  15.58      %
          p03    NET INCOME TO TOTAL ASSETS (**)                             10.51      %                   6.81      %
          p04    CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                   0.00      %                   0.00      %
          p05    RESULT FROM MONETARY POSITION TO NET INCOME                 (3.32)     %                  (2.67)     %

                 ACTIVITY
          p06    NET SALES TO NET ASSETS (**)                                 0.44  times                   0.43  times
          p07    NET SALES TO FIXED ASSETS (**)                               1.70  times                   1.58  times
          p08    INVENTORIES TURNOVER (**)                                    4.52  times                   3.90  times
          p09    ACCOUNTS RECEIVABLE IN DAYS OF SALES                        98.04  days                   87.28  days
          p10    PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)           10.09      %                  10.01      %

                 LEVERAGE
          p11    TOTAL LIABILITIES TO TOTAL ASSETS                           57.34      %                  59.47      %
          p12    TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                    1.34  times                   1.46  times
          p13    FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES           40.57      %                  42.84      %
          p14    LONG-TERM LIABILITIES TO FIXED ASSETS                      101.88      %                 103.22      %
          p15    OPERATING INCOME TO INTEREST PAID                            4.73  times                   3.06  times
          p16    NET SALES TO TOTAL LIABILITIES (**)                          0.77  times                   0.72  times

                 LIQUIDITY
          p17    CURRENT ASSETS TO CURRENT LIABILITIES                        5.54  times                   4.41  times
          p18    CURRENT ASSETS LESS INVENTORY TO CURRENT
                 LIABILITIES                                                  4.91  times                   3.77  times
          p19    CURRENT ASSETS TO TOTAL LIABILITIES                          0.75  times                   0.71  times
          p20    AVAILABLE ASSETS TO CURRENT LIABILITIES                    296.46      %                 247.35      %

                 STATEMENTS OF CHANGES
          p21    RESOURCES FROM NET INCOME TO NET SALES                      26.45      %                  23.12      %
          p22    RESOURCES FROM CHANGES IN WORKING CAPITAL TO
                 NET SALES                                                   33.77      %                  25.50      %
          p23    RESOURCES GENERATED (USED) IN OPERATING TO
                 INTEREST PAID                                                9.76  times                   5.76  times
          p24    EXTERNAL FINANCING TO RESOURCES PROVIDED BY
                 (USED FOR) FINANCING                                        62.00      %                 100.89      %
          p25    INTERNAL FINANCING TO RESOURCES PROVIDED BY
                 (USED FOR) FINANCING                                        37.99      %                  (0.89)     %
          p26    ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO
                 RESOURCES PROVIDED BY (USED FOR) INVESTMENT
                 ACTIVITIES                                                  21.37      %                  51.06      %

        ---------------------------------------------------------------------------------------------------------------
          (**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST
               TWELVE MONTHS.


                                                         MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                            QUARTER:       1         YEAR:   2006
GRUPO TELEVISA, S.A.

                                                             DATA PER SHARE
                                                    CONSOLIDATED FINANCIAL STATEMENT
                                                                                                               FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------------
   REF                              CONCEPTS                               CURRENT YEAR                 PREVIOUS YEAR
    D                                                                      ------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
   d01    BASIC PROFIT PER ORDINARY SHARE (**)                              $      .02               $      .01

   d02    BASIC PROFIT PER PREFERRED SHARE (**)                             $      .00               $      .00

   d03    DILUTED PROFIT PER ORDINARY SHARE (**)                            $      .00               $      .00

   d04    CONTINUING OPERATING PROFIT PER COMMON SHARE (**)                 $      .02               $      .02

   d05    EFFECT OF DISCONTINUED OPERATION ON CONTINUING
          OPERATING PROFIT PER SHARE (**)                                   $      .00               $      .00

   d06    EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
          CONTINUING OPERATING PROFIT PER SHARE (**)                        $      .00               $      .00

   d07    EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
          CONTINUING OPERATING PROFIT PER SHARE (**)                        $      .00               $      .00

   d08    CARRYING VALUE PER SHARE                                          $      .09               $      .09

   d09    CASH DIVIDEND ACCUMULATED PER SHARE                               $      .00               $      .00

   d10    DIVIDEND IN SHARES PER SHARE                                             .00  shares              .00  shares

   d11    MARKET PRICE TO CARRYING VALUE                                          4.04  times              3.26  times

   d12    MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)                   18.29  times             20.88  times

   d13    MARKET PRICE TO BASIC PROFIT PER PREFERED SHARE (**)                     .00  times               .00  times
-----------------------------------------------------------------------------------------------------------------------------
  (**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST
       TWELVE MONTHS.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA             QUARTER:      1           YEAR:   2006
GRUPO TELEVISA, S.A.
                       FINANCIAL STATEMENT NOTES (1)
                                                                   CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

STATEMENT OF CHANGES - ANALYSIS OF MAJOR CONCEPTS

LINE C43: "OTHER ITEMS" INCLUDES PS.345,996 OF RESALE OF SHARES REPURCHASED, PS.(497,726) OF REPURCHASE OF SHARES, PS.42,031 OF SHARES COMPENSATION PLAN AND PS.360,246 OF BENEFIT DILUTION IN GRUPO INNOVA.

THIS PRESENTATION WAS MADE AS DISCLOSED ABOVE DUE TO THE FACT THAT THE CURRENT FORMAT FOR THE STATEMENT OF CHANGES IN FINANCIAL POSITION IS RESTRICTED TO CERTAIN STANDARD CONCEPTS.

LINE S102: THESE AMOUNTS ARE RECOGNIZED AS OTHER INVESTMENTS (REF. S11)
---------------------------
(1)  THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT
     AMOUNTS,   INCLUDING  THEIR  BREAKDOWN  OF  MAIN  CONCEPTS  AND  OTHER
     CONCEPTS.

                                                         MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                                   QUARTER:    1           YEAR:   2006
GRUPO TELEVISA, S.A.

                                                     ANALYSIS OF PAID CAPITAL STOCK                                    CONSOLIDATED
                                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                               CAPITAL STOCK
                                                               NUMBER OF SHARES                        (Thousands of Mexican Pesos)
                                         ------------------------------------------------------------------------------------------
              NOMINAL        VALID        FIXED           VARIABLE                            FREE
   SERIES      VALUE        COUPON       PORTION          PORTION          MEXICAN        SUBSCRIPTION       FIXED       VARIABLE
-----------------------------------------------------------------------------------------------------------------------------------
A                                     114,591,036,440                  114,591,036,440                        852,636
-----------------------------------------------------------------------------------------------------------------------------------
B                                      54,274,351,515                   54,274,351,515                        411,974
-----------------------------------------------------------------------------------------------------------------------------------
D                                      86,345,501,006                   86,345,501,006                        629,782
-----------------------------------------------------------------------------------------------------------------------------------
L                                      86,345,501,006                                    86,345,501,006       629,782
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                 341,556,389,967          0       255,210,888,961   86,345,501,006     2,524,174          0
-----------------------------------------------------------------------------------------------------------------------------------

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE THE INFORMATION WAS SENT:        341,556,389,967
                                                                                                           ---------------



NOTES:

          THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED REPRESENT THE
          TOTAL NUMBER OF SHARES ISSUED. SEE NOTE TO CONSOLIDATED FINANCIAL STATEMENTS.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:               TLEVISA                 DATE:     4/28/2006

GENERAL DATA OF ISSUER
-------------------------------------------------------------------------------

COMPANY'S NAME:                    GRUPO TELEVISA, S.A.
ADDRESS:                           AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                      SANTA FE
ZIP CODE:                          01210
CITY AND STATE:                    MEXICO, D.F.
TELEPHONE:                         5261-20-00
FAX:                               5261-24-94
INTERNET ADDRESS:                  www.televisa.com.mx



TAX DATA OF THE ISSUER
-------------------------------------------------------------------------------

COMPANY TAX CODE:                  GTE901219GK3
ADDRESS:                           AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                      SANTA FE
ZIP CODE:                          01210
CITY AND STATE:                    MEXICO, D.F.

EXECUTIVES DATA
-------------------------------------------------------------------------------

BMV POSITION:                      CHAIRMAN OF THE BOARD
POSITION:                          CHAIRMAN OF THE BOARD
NAME:                              SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                           AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                      DOCTORES
ZIP CODE:                          06724
CITY AND STATE:                    MEXICO, D.F.
TELEPHONE:                         5709-42-89
FAX:                               5709-39-88
E-MAIL:                            emilio@televisa.com.mx

-------------------------------------------------------------------------------

BMV POSITION:                      GENERAL DIRECTOR
POSITION:                          PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:                              SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                           AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                      DOCTORES
ZIP CODE:                          06724
CITY AND STATE:                    MEXICO, D.F.
TELEPHONE:                         5709-42-89
FAX:                               5709-39-88
E-MAIL:                            emilio@televisa.com.mx

-------------------------------------------------------------------------------

BMV POSITION:                      FINANCE DIRECTOR
POSITION:                          CHIEF FINANCIAL OFFICER
NAME:                              LIC. SALVI  FOLCH VIADERO
ADDRESS:                           AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                      SANTA FE
ZIP CODE:                          01210
CITY AND STATE:                    MEXICO, D.F.
TELEPHONE:                         5261-25-80
FAX:                               5261-20-39
E-MAIL:                            sfolch@televisa.com.mx

-------------------------------------------------------------------------------

BMV POSITION:                      RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:                          VICE PRESIDENT - LEGAL AND GENERAL COUNSEL OF
                                   GRUPO TELEVISA
NAME:                              LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                           AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                      SANTA FE
ZIP CODE:                          01210
CITY AND STATE:                    MEXICO, D.F.
TELEPHONE:                         5261-25-85
FAX:                               5261-25-46
E-MAIL:                            jmijares@televisa.com.mx

-------------------------------------------------------------------------------

BMV POSITION:                      RESPONSIBLE FOR SENDING SHARE REPURCHASE
                                   INFORMATION
POSITION:                          DIRECTOR FINANCIAL OFFICER
NAME:                              LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:                           AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:                      SANTA FE
ZIP CODE:                          01210
CITY AND STATE:                    MEXICO, D.F.
TELEPHONE:                         5261-21-35
FAX:                               5261-25-24
E-MAIL:                            gphilips@televisa.com.mx

-------------------------------------------------------------------------------

BMV POSITION:                      RESPONSIBLE FOR LEGAL MATTERS
POSITION:                          VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:                              LIC. JOAQUIN BALCARCEL SANTA CRUZ
ADDRESS:                           AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                      SANTA FE
ZIP CODE:                          01210
CITY AND STATE:                    MEXICO, D.F.
TELEPHONE:                         5261-24-33
FAX:                               5261-25-46
E-MAIL:                            jbalcarcel@televisa.com.mx

-------------------------------------------------------------------------------

BMV POSITION:                      RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:                          DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:                              C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                           AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                      SANTA FE
ZIP CODE:                          01210
CITY AND STATE:                    MEXICO, D.F.
TELEPHONE:                         5261-25-77
FAX:                               5261-20-43
E-MAIL:                            rglima@televisa.com.mx

-------------------------------------------------------------------------------

BMV POSITION:                      RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:                          DIRECTOR OF INVESTOR RELATIONS
NAME:                              LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                           AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                      SANTA FE
ZIP CODE:                          01210
CITY AND STATE:                    MEXICO, D.F.
TELEPHONE:                         5261-24-46
FAX:                               5261-24-94
E-MAIL:                            mboyance@televisa.com.mx

-------------------------------------------------------------------------------

BMV POSITION:                      RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:                          DIRECTOR OF INVESTOR RELATIONS
NAME:                              LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                           AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                      SANTA FE
ZIP CODE:                          01210
CITY AND STATE:                    MEXICO, D.F.
TELEPHONE:                         5261-24-46
FAX:                               5261-24-94
E-MAIL:                            mboyance@televisa.com.mx

-------------------------------------------------------------------------------

BMV POSITION:                      SECRETARY OF THE BOARD OF DIRECTORS
POSITION:                          EXTERNAL GENERAL COUNSEL
NAME:                              LIC. RICARDO MALDONADO YANEZ
ADDRESS:                           MONTES URALES # 505, PISO 3
NEIGHBORHOOD:                      LOMAS DE CHAPULTEPEC
ZIP CODE:                          11000
CITY AND STATE:                    MEXICO, D.F.
TELEPHONE:                         5201-74-47
FAX:                               5520-10-65
E-MAIL:                            rmaldonado@macf.com.mx

-------------------------------------------------------------------------------

BMV POSITION:                      RESPONSIBLE FOR PAYMENT
POSITION:                          DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:                              C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                           AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                      SANTA FE
ZIP CODE:                          01210
CITY AND STATE:                    MEXICO, D.F.
TELEPHONE:                         5261-25-77
FAX:                               5261-20-43
E-MAIL:                            rglima@televisa.com.mx

-------------------------------------------------------------------------------


BOARD OF DIRECTORS
-------------------------------------------------------------------------------

POSITION:                 PRESIDENT
NAME:                     EMILIO FERNANDO AZCARRAGA JEAN

-------------------------------------------------------------------------------

POSITION:                 VICE PRESIDENT
NAME:                     MARIA ASUNCION ARAMBURUZABALA LARREGUI

-------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     PEDRO ASPE ARMELLA

-------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     ALBERTO BAILLERES GONZALEZ

-------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     JULIO BARBA HURTADO

-------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     JOSE ANTONIO BASTON PATINO

-------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     MANUEL J. CUTILLAS COVANI

-------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     ALFONSO DE ANGOITIA NORIEGA

-------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     CARLOS FERNANDEZ GONZALEZ

-------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     BERNARDO GOMEZ MARTINEZ

-------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     CLAUDIO X. GONZALEZ LAPORTE

-------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     ROBERTO HERNANDEZ RAMIREZ

-------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     ENRIQUE KRAUZE KLEINBORT

-------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     GERMAN LARREA MOTA VELASCO

-------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     GILBERTO PEREZALONSO CIFUENTES

-------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     ALEJANDRO QUINTERO INIGUEZ

-------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     FERNANDO SENDEROS MESTRE

-------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     ENRIQUE FRANCISCO J. SENIOR HERNANDEZ

-------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     CARLOS SLIM DOMIT

-------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     LORENZO H. ZAMBRANO TREVINO

-------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     HERBERT ALLEN III

-------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     JUAN PABLO ANDRADE FRICH

-------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     LUCRECIA ARAMBURUZABALA LARREGUI

-------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     FELIX ARAUJO RAMIREZ

-------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     MAXIMILIANO ARTEAGA CARLEBACH

-------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     JOAQUIN BALCARCEL SANTA CRUZ

-------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     JUAN FERNANDO CALVILLO ARMENDARIZ

-------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     RAFAEL CARABIAS PRINCIPE

-------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     FRANCISCO JOSE CHEVEZ ROBELO

-------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     JOSE LUIS FERNANDEZ FERNANDEZ

-------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     SALVI FOLCH VIADERO

-------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     LEOPOLDO GOMEZ GONZALEZ BLANCO

-------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     JOSE HEREDIA BRETON

-------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     JOSE ANTONIO LARA DEL OLMO

-------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     JORGE LUTTEROTH ECHEGOYEN

-------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     JUAN SEBASTIAN MIJARES ORTEGA

-------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     ALBERTO MONTIEL CASTELLANOS

-------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     RAUL MORALES MEDRANO

-------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     ALEXANDRE MOREIRA PENNA DA SILVA

-------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     GUILLERMO NAVA GOMEZ-TAGLE

-------------------------------------------------------------------------------

POSITION:                 STATUTORY AUDITOR
NAME:                     MARIO SALAZAR ERDMANN

-------------------------------------------------------------------------------

POSITION:                 ALTERNATE STATUTORY AUDITOR
NAME:                     JOSE MIGUEL ARRIETA MENDEZ

-------------------------------------------------------------------------------

POSITION:                 SECRETARY OF THE BOARD
NAME:                     RICARDO MALDONADO YANEZ

-------------------------------------------------------------------------------

POSITION:                 ALTERNATE SECRETARY OF THE BOARD
NAME:                     JULIO BARBA HURTADO

-------------------------------------------------------------------------------

                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA
GRUPO TELEVISA, S.A.



 DECLARATION OF THE REGISTRANT'S OFFICERS, RESPONSIBLE FOR THE INFORMATION.



WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT'S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.







-------------------------------------      -----------------------------------
         EMILIO AZCARRAGA JEAN                        SALVI FOLCH VIADERO
PRESIDENT AND CHIEF EXECUTIVE OFFICER              CHIEF FINANCIAL OFFICER






                        MEXICO, D.F., APRIL 27, 2006

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                            QUARTER: 1        YEAR:
2006

GRUPO TELEVISA, S.A.

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                    CONDITION AND RESULTS OF OPERATIONS


                                  ANNEX 1
                                                                 CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

MEXICO CITY, D.F., APRIL 27, 2006--GRUPO TELEVISA, S.A. (NYSE:TV; BMV:TLEVISA CPO; "TELEVISA" OR "THE COMPANY") TODAY ANNOUNCED RESULTS FOR THE FIRST QUARTER 2006. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN GAAP AND ARE ADJUSTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2006.

NET SALES

CONSOLIDATED NET SALES INCREASED 13.3% TO PS.7,462.3 MILLION IN FIRST QUARTER 2006 COMPARED WITH PS.6,586.9 MILLION IN FIRST QUARTER 2005. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH IN SKY MEXICO, TELEVISION BROADCASTING, CABLE TELEVISION, PUBLISHING, PAY-TELEVISION NETWORKS, RADIO, PUBLISHING DISTRIBUTION, AND PROGRAMMING EXPORTS SEGMENTS, AND WAS PARTIALLY OFFSET BY LOWER SALES IN OUR OTHER BUSINESSES SEGMENT.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION ("OIBDA")

CONSOLIDATED OIBDA INCREASED 24.1% TO PS.2,805.6 MILLION IN FIRST QUARTER 2006 COMPARED WITH PS.2,261.4 MILLION IN FIRST QUARTER 2005. CONSOLIDATED OIBDA MARGIN REACHED A FIRST-QUARTER ALL-TIME HIGH OF 37.6%, UP FROM A MARGIN OF 34.3% REPORTED LAST YEAR. THE INCREASE IN CONSOLIDATED OIBDA REFLECTS HIGHER SALES PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES. IN ADDITION, CONSOLIDATED OPERATING INCOME ROSE 28% TO PS.2,176.4 MILLION IN FIRST QUARTER 2006 COMPARED WITH PS.1,700.8 MILLION IN FIRST QUARTER 2005.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS PS.629.2 MILLION AND PS.560.6 MILLION IN THE FIRST QUARTER OF 2006 AND 2005, RESPECTIVELY.

NET INCOME

NET INCOME INCREASED 110.6% TO PS.1,293.6 MILLION IN FIRST QUARTER 2006 COMPARED WITH PS.614.3 MILLION IN FIRST QUARTER 2005. THE NET INCREASE OF PS.679.3 MILLION REFLECTED I) A PS.544.2 MILLION INCREASE IN OIBDA, II) A
PS.100.5 MILLION DECREASE IN INTEGRAL COST OF FINANCING, III) A PS.115 MILLION DECREASE IN RESTRUCTURING AND NON-RECURRING CHARGES, IV) A PS.5 MILLION DECREASE IN OTHER EXPENSE, NET, V) A PS.28.1 MILLION INCREASE IN EQUITY IN INCOME OF AFFILIATES, AND VI) A PS.184 MILLION REDUCTION IN CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE. THESE FAVORABLE CHANGES WERE PARTIALLY OFFSET BY I) A PS.68.6 MILLION INCREASE IN DEPRECIATION AND AMORTIZATION, II) A PS.191.6 MILLION INCREASE IN INCOME TAXES, AND III) A PS.37.3 MILLION INCREASE IN MINORITY INTEREST.

FIRST-QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS FIRST-QUARTER RESULTS ENDED MARCH 31, 2006 AND 2005, FOR EACH OF OUR BUSINESS SEGMENTS. AMOUNTS ARE PRESENTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2006.

TELEVISION BROADCASTING

FIRST-QUARTER SALES INCREASED 8.8% TO PS.3,813.1 MILLION COMPARED WITH PS.3,505.7 MILLION IN FIRST QUARTER 2005. THIS INCREASE WAS ATTRIBUTABLE TO THREE FACTORS: I) HIGHER ADVERTISING REVENUES, DRIVEN MAINLY BY OUR TELENOVELAS AND REALITY SHOWS, AS WELL AS FROM POLITICAL ADVERTISING RELATED TO THE PRESIDENTIAL ELECTIONS IN MEXICO; II) HIGHER LOCAL SALES; AND III) A FAVORABLE COMPARISON ARISING FROM THE FACT THAT HOLY WEEK FELL IN THE SECOND QUARTER 2006 RATHER THAN IN THE FIRST.

FIRST-QUARTER OIBDA INCREASED 16.6% TO PS.1,669.7 MILLION COMPARED WITH PS.1,432 MILLION IN FIRST QUARTER 2005, AND OIBDA MARGIN REACHED A FIRST-QUARTER ALL-TIME HIGH OF 43.8% COMPARED WITH 40.8% IN FIRST QUARTER 2005, REFLECTING HIGHER SALES PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PAY TELEVISION NETWORKS

FIRST-QUARTER SALES INCREASED 18.2% TO PS.287.7 MILLION COMPARED WITH PS.243.3 MILLION IN FIRST QUARTER 2005. THIS INCREASE WAS ATTRIBUTABLE TO
I) HIGHER REVENUES FROM CHANNELS SOLD IN MEXICO AND LATIN AMERICA, INCLUDING THE ADDITION OF FIVE OF OUR CHANNELS TO DIRECTV LATIN AMERICA'S BASIC PACKAGE DURING THE SECOND QUARTER 2005; AND II) HIGHER ADVERTISING SALES.

FIRST-QUARTER OIBDA INCREASED 40.9% TO PS.137.7 MILLION COMPARED WITH PS.97.7 MILLION IN FIRST QUARTER 2005, AND OIBDA MARGIN REACHED 47.9% COMPARED WITH 40.2% IN FIRST QUARTER 2005, REFLECTING HIGHER SALES AND LOWER OPERATING EXPENSES PARTIALLY OFFSET BY HIGHER COST OF SALES.

PROGRAMMING EXPORTS

FIRST-QUARTER SALES INCREASED 3.9% TO PS.425.6 MILLION COMPARED WITH PS.409.7 MILLION IN FIRST QUARTER 2005. THIS INCREASE REFLECTS I) A 8.9% INCREASE IN THE ROYALTIES PAID TO THE COMPANY UNDER THE UNIVISION PROGRAM LICENSE AGREEMENT, WHICH AMOUNTED TO US$25.7 MILLION COMPARED WITH US$23.6 MILLION IN THE FIRST QUARTER OF 2005; II) ROYALTIES PAID TO THE COMPANY UNDER THE UNIVISION PROGRAM LICENSE AGREEMENT IN PUERTO RICO, WHICH AMOUNTED TO US$1.6 MILLION; AND III) HIGHER PROGRAMMING SALES TO LATIN AMERICA AND EUROPE. THESE INCREASES WERE PARTIALLY OFFSET BY I) A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES, WHICH AMOUNTED TO PS.34.2 MILLION; AND II) LOWER PROGRAMMING SALES IN ASIA AND AFRICA.

FIRST-QUARTER OIBDA INCREASED 17.5% TO PS.129.3 MILLION COMPARED WITH PS.110.0 MILLION IN FIRST QUARTER 2005, AND OIBDA MARGIN REACHED 30.4% COMPARED WITH 26.8% IN FIRST QUARTER 2005, REFLECTING HIGHER SALES AND LOWER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING

DURING THE FIRST QUARTER OUR PUBLISHING  DIVISION  ACQUIRED  EDITORA CINCO,
THE SIXTH-LARGEST MAGAZINE PUBLISHER IN LATIN AMERICA AND THE ONLY ONE--OTHER THAN EDITORIAL TELEVISA--WITH PANREGIONAL COVERAGE. THROUGH THIS ACQUISITION, EDITORIAL TELEVISA CONTINUES TO STRENGTHEN ITS PORTFOLIO OF PRODUCTS BY BECOMING THE LICENSEE OF SEVENTEEN IN MEXICO AND OTHER SPANISH-SPEAKING LATIN AMERICAN COUNTRIES, AND OF MUY INTERESANTE FOR COLOMBIA. EDITORA CINCO IS ALSO THE LEADING PUBLISHER IN THE ARTS AND CRAFTS SEGMENT AND HAS STRONG BRANDS IN THE WOMAN'S AND GENERAL INTEREST SEGMENTS.

FIRST-QUARTER SALES INCREASED 12.6% TO PS.534 MILLION COMPARED WITH PS.474.4 MILLION IN FIRST QUARTER 2005. THIS INCREASE REFLECTS I) THE CONSOLIDATION OF EDITORA CINCO, WHICH GENERATED SALES OF PS.21.8 MILLION; AND II) HIGHER MAGAZINE CIRCULATION AND AN INCREASE IN ADVERTISING PAGES SOLD BOTH IN MEXICO AND ABROAD. THESE INCREASES WERE PARTIALLY OFFSET BY THE NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES AMOUNTING TO PS.10.1 MILLION.

FIRST-QUARTER OIBDA INCREASED 24% TO PS.44.5 MILLION COMPARED WITH PS.35.9 MILLION IN FIRST QUARTER 2005, AND OIBDA MARGIN REACHED 8.3% COMPARED WITH 7.6% IN FIRST QUARTER 2005, REFLECTING HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES, WHICH REFLECTED PRIMARILY THE CONSOLIDATION OF EDITORA CINCO.

PUBLISHING DISTRIBUTION

FIRST-QUARTER SALES INCREASED 18.6% TO PS.105.2 MILLION COMPARED WITH PS.88.7 MILLION IN FIRST QUARTER 2005. THIS INCREASE REFLECTS HIGHER CIRCULATION, IN MEXICO AND ABROAD, OF MAGAZINES PUBLISHED BY THE COMPANY. THIS INCREASE WAS PARTIALLY OFFSET BY LOWER CIRCULATION IN MEXICO OF MAGAZINES PUBLISHED BY THIRD PARTIES, AS WELL AS BY THE NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES, WHICH AMOUNTED TO PS.2.3 MILLION.

FIRST-QUARTER OIBDA INCREASED TO PS.8.1 MILLION COMPARED WITH A LOSS OF PS.5.8 MILLION IN FIRST QUARTER 2005, AND OIBDA MARGIN REACHED 7.7%, REFLECTING HIGHER SALES AND LOWER OPERATING EXPENSES PARTIALLY OFFSET BY HIGHER COST OF SALES.

SKY MEXICO

FIRST-QUARTER SALES INCREASED 27.3% TO PS.1,715.8 MILLION COMPARED WITH PS.1,348 MILLION IN FIRST QUARTER 2005 ATTRIBUTABLE TO AN 18.7% INCREASE IN THE SUBSCRIBER BASE. AS OF MARCH 31, 2006, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS TOTALED 1,315,100 (INCLUDING 73,600 COMMERCIAL SUBSCRIBERS), COMPARED WITH 1,107,500 GROSS ACTIVE SUBSCRIBERS (INCLUDING 63,400 COMMERCIAL SUBSCRIBERS) AS OF THE END OF THE FIRST QUARTER LAST YEAR.

FIRST-QUARTER OIBDA INCREASED 48.3% TO PS.782 MILLION COMPARED WITH PS.527.2 MILLION IN FIRST QUARTER 2005, AND OIBDA MARGIN REACHED 45.6% COMPARED WITH 39.1% IN FIRST QUARTER 2005, REFLECTING HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

ON MARCH 13, 2006, SKY MEXICO LAUNCHED A CASH TENDER OFFER TO PURCHASE UP TO 65% OF INNOVA'S US$300 MILLION 9.375% SENIOR NOTES DUE 2013 ("THE NOTES"). ON APRIL 10, 2006, SKY MEXICO EXTENDED THE SETTLEMENT OF SUCH TENDER OFFER AND ALSO OFFERED TO PURCHASE UP TO 100% OF THE NOTES. AS OF APRIL 25, 2006, 96.25% OF THE NOTES HAVE BEEN TENDERED AT A PRICE OF 112.329, WHICH REPRESENTS A TOTAL AMOUNT OF US$324.3 MILLION TO BE PAID BY SKY MEXICO. IN ORDER TO PAY FOR THE ABOVE TRANSACTION, SKY MEXICO ENTERED INTO TWO BANK LOANS, BOTH OF THEM IN MEXICAN PESOS AND GUARANTEED BY TELEVISA. SKY MEXICO WILL USE CASH ON HAND TO REPAY THE REMAINING AMOUNT OF THE TRANSACTION, PLUS FEES AND EXPENSES INCURRED IN CONNECTION WITH THE TENDER OFFER.

IN APRIL 2006 WE EXERCISED OUR OPTION TO ACQUIRE TWO-THIRDS OF THE EQUITY INTEREST THAT DIRECTV ACQUIRED FROM LIBERTY MEDIA. AS A RESULT, TELEVISA'S CURRENT EQUITY INTEREST HELD IN SKY MEXICO IS 58.7%, AND THE REMAINING 41.3% IS OWNED BY DIRECTV.

CABLE TELEVISION

FIRST-QUARTER SALES INCREASED 31.4% TO PS.413.3 MILLION COMPARED WITH PS.314.5 MILLION IN FIRST QUARTER 2005. THIS INCREASE WAS ATTRIBUTABLE TO
I) AN 18.5% INCREASE IN THE SUBSCRIBER BASE, WHICH, AS OF MARCH 31, 2006, REACHED 439,306 (INCLUDING 325,626 DIGITAL SUBSCRIBERS) COMPARED WITH LAST YEAR'S FIRST-QUARTER SUBSCRIBER BASE OF 370,822 (INCLUDING 147,040 DIGITAL SUBSCRIBERS); II) AN 89.6% INCREASE IN BROADBAND SUBSCRIBERS TO 69,326 IN THE FIRST QUARTER OF 2006 COMPARED WITH 36,558 REPORTED LAST YEAR; AND III) A 6% RATE INCREASE IN CABLEVISION VIDEO SERVICE PACKAGES EFFECTIVE MARCH 1, 2005.

FIRST-QUARTER OIBDA INCREASED 83% TO PS.156.3 MILLION COMPARED WITH PS.85.4 MILLION IN FIRST QUARTER 2005, AND OIBDA MARGIN REACHED 37.8% COMPARED WITH 27.2% IN FIRST QUARTER 2005, REFLECTING HIGHER SALES AND LOWER OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES.

RADIO

FIRST-QUARTER SALES INCREASED 28.1% TO PS.82.4 MILLION COMPARED WITH PS.64.3 MILLION IN FIRST QUARTER 2005. THIS INCREASE WAS ATTRIBUTABLE TO I) AN INCREASE IN ADVERTISING TIME SOLD, MAINLY IN OUR NEWSCASTS, AS WELL AS FROM POLITICAL ADVERTISING RELATED TO THE PRESIDENTIAL ELECTIONS IN MEXICO; AND II) FROM SALES GENERATED BY OUR AFFILIATION AGREEMENT WITH RADIORAMA.

FIRST-QUARTER OIBDA INCREASED TO PS.3.5 MILLION COMPARED WITH PS.0.3 MILLION IN FIRST QUARTER 2005, AND OIBDA MARGIN REACHED 4.2% COMPARED WITH 0.5% IN FIRST QUARTER 2005, REFLECTING HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER OPERATING EXPENSES AND COST OF SALES.

OTHER BUSINESSES

FIRST-QUARTER SALES DECREASED 14.2% TO PS.314.8 MILLION COMPARED WITH PS.367.1 MILLION IN FIRST QUARTER 2005. THIS DECREASE WAS ATTRIBUTABLE TO LOWER SALES IN OUR FEATURE-FILM DISTRIBUTION AND INTERNET PORTAL, ESMAS.COM, WHICH WERE PARTIALLY OFFSET BY HIGHER SALES IN OUR SPORTS BUSINESS.

FIRST-QUARTER OPERATING RESULTS BEFORE DEPRECIATION AND AMORTIZATION DECREASED TO A LOSS OF PS.23.8 MILLION COMPARED WITH A GAIN OF PS.13.7 MILLION IN FIRST QUARTER 2005, ATTRIBUTABLE TO LOWER SALES AND HIGHER OPERATING EXPENSES, WHICH WERE PARTIALLY OFFSET BY LOWER COST OF SALES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR THE FIRST QUARTER 2006 AND 2005, AMOUNTED TO PS.229.6 MILLION AND PS.228.8 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

IN 2005, WE ADOPTED THE GUIDELINES OF THE INTERNATIONAL FINANCIAL REPORTING STANDARD 2 ("IFRS 2"), "SHARE-BASED PAYMENT," ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. IFRS 2 REQUIRES ACCRUING IN STOCKHOLDERS' EQUITY THE SHARE-BASED COMPENSATION EXPENSE MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OUR OFFICERS AND EMPLOYEES. IN THE FIRST QUARTER 2006, WE RECOGNIZED A SHARE-BASED COMPENSATION OF PS.46.1 MILLION AS CORPORATE EXPENSE.

NON-OPERATING RESULTS

INTEGRAL COST OF FINANCING

THE EXPENSE ATTRIBUTABLE TO THE INTEGRAL COST OF FINANCING DECREASED BY PS.100.5 MILLION, OR 32.1%, TO PS.212.6 MILLION IN FIRST QUARTER 2006 COMPARED WITH PS.313.1 MILLION IN FIRST QUARTER 2005. THIS DECREASE REFLECTED PRIMARILY I) A PS.94.7 MILLION REDUCTION IN INTEREST EXPENSE, DUE PRIMARILY TO A LOWER AVERAGE AMOUNT OF OUR TOTAL CONSOLIDATED DEBT; AND II) A PS.59.4 INCREASE IN NET FOREIGN EXCHANGE GAIN RESULTING PRIMARILY FROM THE DIFFERENCE BETWEEN THE SPOT RATE AND THE FOREIGN-EXCHANGE RATE OF THE COUPON SWAPS ENTERED INTO BY US TO SWAP INTO FIXED MEXICAN PESOS UP TO FIVE YEARS OF US-DOLLAR-DENOMINATED COUPONS OF A PORTION OF OUR US-DOLLAR-DENOMINATED OUTSTANDING INDEBTEDNESS, AS WELL AS FROM A NET FOREIGN-CURRENCY ASSET POSITION IN THE FIRST QUARTER OF 2006 COMPARED WITH A NET FOREIGN-CURRENCY LIABILITY POSITION IN THE FIRST QUARTER OF 2005, IN CONJUNCTION WITH A 2.61% DEPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR IN FIRST QUARTER 2006 COMPARED WITH A 0.09% DEPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR IN FIRST QUARTER 2005. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY I) A PS.25.3 MILLION DECREASE IN INTEREST INCOME IN CONNECTION WITH A LOWER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS AND LOWER INTEREST RATES IN FIRST QUARTER 2006 COMPARED WITH
LAST YEAR; AND II) A PS.28.3 MILLION INCREASE IN LOSS FROM MONETARY POSITION RESULTING PRIMARILY FROM A HIGHER NET ASSET MONETARY POSITION IN FIRST QUARTER 2006, AS WELL AS HIGHER INFLATION IN FIRST QUARTER 2006 (0.87%) COMPARED WITH FIRST QUARTER 2005 (0.79%).

RESTRUCTURING AND NON-RECURRING CHARGES

RESTRUCTURING AND NON-RECURRING CHARGES DECREASED BY PS.115 MILLION, OR 66%, TO PS.59.2 MILLION IN FIRST QUARTER 2006 COMPARED WITH PS.174.2
MILLION IN FIRST QUARTER 2005. THIS DECREASE REFLECTED PRIMARILY THE RECOGNITION IN FIRST QUARTER 2005 OF CERTAIN NON-RECURRING EXPENSES INCURRED IN CONNECTION WITH THE PREPAYMENT IN MARCH 2005 OF A PORTION OF OUR UDI-DENOMINATED NOTES DUE 2007 AND A PORTION OF OUR SENIOR NOTES DUE 2011.

OTHER EXPENSE, NET

OTHER EXPENSE, NET, DECREASED BY PS.5 MILLION, TO PS.27.4 MILLION IN FIRST QUARTER 2006 COMPARED WITH PS.32.4 MILLION IN FIRST QUARTER 2005. THIS DECREASE REFLECTED PRIMARILY A GAIN ON DISPOSITION OF NON-CURRENT ASSETS, WHICH WAS PARTIALLY OFFSET BY AN INCREASE IN DONATIONS.

INCOME TAX

INCOME TAXES INCREASED BY PS.191.6 MILLION, TO PS.513.3 MILLION IN FIRST QUARTER 2006 COMPARED WITH PS.321.7 MILLION IN FIRST QUARTER 2005. THIS INCREASE REFLECTED PRIMARILY A HIGHER INCOME TAX BASE IN FIRST QUARTER 2006.

EQUITY IN INCOME OF AFFILIATES

EQUITY IN INCOME OF AFFILIATES INCREASED BY PS.28.1 MILLION TO PS.47.1 MILLION IN FIRST QUARTER 2006 COMPARED WITH PS.19 MILLION IN FIRST QUARTER 2005, REFLECTING PRIMARILY HIGHER EQUITY INCOME IN UNIVISION AND OCESA ENTRETENIMIENTO, OUR LIVE-ENTERTAINMENT VENTURE IN MEXICO, IN WHICH WE HAVE A 40% EQUITY PARTICIPATION. THIS INCREASE WAS PARTIALLY OFFSET BY AN EQUITY LOSS IN LA SEXTA, OUR FREE-TO-AIR TELEVISION VENTURE IN SPAIN, IN WHICH WE HAVE A 40% EQUITY INTEREST.

MINORITY INTEREST

MINORITY INTEREST IN CONSOLIDATED NET INCOME INCREASED BY PS.37.3 MILLION, TO PS.117.4 MILLION IN FIRST QUARTER 2006 COMPARED WITH PS.80.1 MILLION IN FIRST QUARTER 2005. THIS INCREASE REFLECTED PRIMARILY THE PORTION OF NET INCOME ATTRIBUTABLE TO THE INTEREST HELD BY MINORITY SHAREHOLDERS IN THE CABLE TELEVISION BUSINESS.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

IN FIRST QUARTER 2006 OUR CAPITAL EXPENDITURES TOTALED US$48.1 MILLION, INCLUDING US$10.7 MILLION FOR OUR CABLE TELEVISION SEGMENT, US$20.6 MILLION FOR SKY MEXICO, AND US$16.8 MILLION FOR OUR TELEVISION BROADCASTING AND OTHER BUSINESS SEGMENTS.

DEBT

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.18,806 MILLION AND PS.20,978.6 MILLION AS OF MARCH 31, 2006 AND 2005, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.303.9 MILLION AND PS.2,402 MILLION, RESPECTIVELY. ADDITIONALLY, SKY MEXICO HAD A SATELLITE TRANSPONDER LEASE OBLIGATION IN THE AMOUNT OF PS.1,276.9 MILLION AND PS.1,426.7 MILLION AS OF MARCH 31, 2006 AND 2005, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.79.8 MILLION AND PS.75.3 MILLION, RESPECTIVELY.

AS OF MARCH 31, 2006 AND 2005, OUR CONSOLIDATED NET DEBT WAS PS.1,155.5 MILLION AND PS.3,580.4 MILLION, RESPECTIVELY.

SHARE BUYBACK PROGRAM

DURING THE FIRST QUARTER OF 2006, WE REPURCHASED APPROXIMATELY 3.7 MILLION CPOS FOR PS.154.7 MILLION IN NOMINAL TERMS.

DIVIDEND PAYMENT

IN 2006, OUR BOARD OF DIRECTORS AGREED TO SUBMIT TO THE SHAREHOLDERS MEETING A PROPOSAL TO PAY OUR ORDINARY DIVIDEND OF PS.0.35 PER CPO. THE TOTAL AMOUNT OF THE DIVIDEND IS APPROXIMATELY PS.1,087 MILLION, AND, IF APPROVED BY OUR SHAREHOLDERS, WILL BE PAID ON MAY 31, 2006, TO SHAREHOLDERS OF RECORD AS OF MAY 30, 2006.

LA SEXTA

LA SEXTA STARTED TRANSMISSIONS ON MARCH 27. ITS PROGRAMMING GRID INCLUDES TALK SHOWS, COMEDY, AND FOREIGN SERIES. IN ADDITION, IT HAS SECURED THE
EXCLUSIVE RIGHTS TO BROADCAST THE 2006 SOCCER WORLD CUP. LA SEXTA WILL BROADCAST 36 OF THE GAMES, INCLUDING THE GAMES OF SPAIN'S NATIONAL TEAM, THE SEMI-FINALS, THE FINAL, AND MANY OTHER MATCHES. THE OTHER 28 GAMES WILL BE SUBLICENSED TO A LEADING SPANISH PAY-TV OPERATOR.

BOARD DECISION

THE BOARD OF DIRECTORS OF TELEVISA HELD A MEETING ON APRIL 27, 2006 AND AUTHORIZED EMILIO AZCARRAGA, CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF TELEVISA, AND ALFONSO DE ANGOITIA, EXECUTIVE VICE PRESIDENT OF TELEVISA, IN THEIR JUDGMENT, TO ENTER INTO A GROUP WITH OTHERS AND TO MAKE A PLAN OR PROPOSAL FOR A TRANSACTION WITH UNIVISION WHICH, IF SUCCESSFUL, WOULD INVOLVE AN INCREASE IN TELEVISA'S MINORITY SHAREHOLDING OF UNIVISION.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN THE FIRST QUARTER OF 2006, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 66.4%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 68.9%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 70.6%.

OUTLOOK FOR 2006

OUR FIRST-QUARTER RESULTS PUT US ON TRACK TO ACHIEVE OUR INITIAL FULL-YEAR GUIDANCE. IN OUR TELEVISION BROADCASTING BUSINESS, WE EXPECT HIGH-SINGLE-DIGIT SALES GROWTH AND OIBDA MARGIN TO REACH 49% FOR THE FULL-YEAR 2006. ON A CONSOLIDATED BASIS, WE EXPECT OUR OIBDA MARGIN TO EXCEED 40% FOR THE FULL-YEAR 2006.

ABOUT TELEVISA

GRUPO TELEVISA, S.A. IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE MEDIA COMPANY IN THE UNITED STATES.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 3. KEY INFORMATION - FORWARD-LOOKING STATEMENTS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                     QUARTER:  1        YEAR:  2006
GRUPO TELEVISA, S.A.

                       FINANCIAL STATEMENT NOTES (1)

                                 ANNEX 2                          CONSOLIDATED
                                                                  FINAL PRINTING
-------------------------------------------------------------------------------

                            GRUPO TELEVISA, S.A.
            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005
           (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
      OF MARCH 31, 2006, EXCEPT PER SHARE, PER CPO AND PER UDI VALUES)



1.   ACCOUNTING POLICIES:

     THE CONDENSED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELY, THE "GROUP"), AS OF MARCH 31, 2006 AND 2005, AND FOR THE THREE MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

     FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH FINANCIAL REPORTING STANDARDS ISSUED BY THE MEXICAN BOARD FOR RESEARCH AND DEVELOPMENT OF FINANCIAL REPORTING STANDARDS ("MEXICAN FRS"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2004, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE THREE MONTHS ENDED MARCH 31, 2006, EXCEPT FOR THE MATTERS DISCUSSED IN THE FOLLOWING PARAGRAPHS.

     EFFECTIVE JANUARY 1, 2005, THE GROUP ADOPTED THE PROVISIONS FOR SEVERANCE OBLIGATIONS REQUIRED BY THE REVISED BULLETIN D-3, "LABOR OBLIGATIONS" ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS ("MIPA"). BULLETIN D-3 REQUIRES THAT SEVERANCE OBLIGATIONS TO DISMISSED PERSONNEL, OTHER THAN THOSE ARISING FROM RESTRUCTURINGS, BE RECOGNIZED BASED UPON ACTUARIAL CALCULATIONS (SEE NOTE 11). THROUGH DECEMBER 31, 2004, SEVERANCE OBLIGATIONS TO DISMISSED PERSONNEL WERE CHARGED BY THE GROUP TO INCOME IN THE YEAR IN WHICH THEY WERE INCCURRED.

     IN 2005, THE GROUP ADOPTED THE GUIDELINES OF THE INTERNATIONAL FINANCIAL REPORTING STANDARD 2 ("IFRS 2"), "SHARE-BASED PAYMENT," ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. IFRS 2 REQUIRES ACCRUING IN STOCKHOLDERS' EQUITY FOR SHARE-BASED COMPENSATION EXPENSE, WHICH IS MEASURED AT FAIR VALUE WHEN EQUITY BENEFITS ARE GRANTED TO OFFICERS AND EMPLOYEES (SEE NOTES 5 AND 11).

2.   PROPERTY, PLANT AND EQUIPMENT:

     PROPERTY, PLANT AND EQUIPMENT AS OF MARCH 31, CONSISTED OF:

                                                2006                   2005
                                      --------------------    -----------------
BUILDINGS                             Ps.     8,050,978       Ps.     7,877,794
BUILDING IMPROVEMENTS                         1,581,859               1,709,803
TECHNICAL EQUIPMENT                          18,576,635              18,209,522
SATELLITE TRANSPONDERS                        1,683,147               1,741,783
FURNITURE AND FIXTURES                          508,407                 594,287
TRANSPORTATION EQUIPMENT                      1,003,355               1,192,290
COMPUTER EQUIPMENT                            1,461,607               1,520,695
                                      ---------------------   ------------------
                                             32,865,988              32,846,174
ACCUMULATED DEPRECIATION                    (17,793,476)            (17,464,085)
                                      ---------------------   ------------------
                                             15,072,512              15,382,089
LAND                                          3,851,733               3,857,495
CONSTRUCTION AND PROJECTS IN PROGRESS           836,976                 600,143
                                      ---------------------   ------------------
                                      Ps.    19,761,221       Ps.    19,839,727
                                      =====================   ==================

     DEPRECIATION CHARGED TO INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005, WAS PS.552,879 AND PS.516,179, RESPECTIVELY.

3.   LONG-TERM DEBT SECURITIES:

     AS OF MARCH 31, THE GROUP'S CONSOLIDATED LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

                                                           2006                                          2005
                                            ------------------------------------        ---------------------------------
                                             U.S. DOLLAR                                 U.S. DOLLAR
                                              PRINCIPAL                                   PRINCIPAL
                                               AMOUNTS                MEXICAN              AMOUNTS            MEXICAN
     LONG-TERM DEBT SECURITIES               (THOUSANDS)               PESOS             (THOUSANDS)           PESOS
----------------------------------------   -----------------   --------------------      ---------------   -----------
11.875% SERIES "B" SENIOR NOTES DUE
   2006 (A)                                 $     5,343        Ps.     58,260          $    5,343         Ps.     61,657
8.625% SENIOR NOTES DUE 2005 (B)                      -                     -             200,000              2,307,958
8.000% SENIOR NOTES DUE 2011 (B) (C)             71,951               784,553              77,484                894,149
6.625% SENIOR NOTES DUE 2025 (B) (C)            600,000             6,542,400             400,000              4,615,916
8.500% SENIOR NOTES DUE 2032 (B)                300,000             3,271,200             300,000              3,461,937
9.375% SENIOR NOTES DUE 2013 (D)                300,000             3,271,200             300,000              3,461,937
                                            -----------        --------------            --------         --------------
                                            $ 1,277,294            13,927,613          $1,282,827             14,803,554
                                            ===========                                ==========
8.15% UDI-DENOMINATED NOTES DUE 2007 (C) (E)                          952,215                                    951,414
                                                               --------------                             --------------
                                                               Ps. 14,879,828                             Ps. 15,754,968
                                                               ==============                             ==============

(A) THESE SECURITIES ARE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, RANK PARI PASSU IN RIGHT OF PAYMENT WITH ALL EXISTING AND
     FUTURE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, ARE SENIOR IN RIGHT OF PAYMENT TO ALL FUTURE SUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE EFFECTIVELY SUBORDINATED TO ALL EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES. INTEREST ON THESE SECURITIES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 12.49% PER ANNUM AND IS PAYABLE SEMI-ANNUALLY.

(B) THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES. INTEREST ON SENIOR NOTES DUE 2005, 2011, 2025 AND 2032, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.07%, 8.41%, 6.97% AND 8.94% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. THE SENIOR NOTES DUE 2011 AND 2032 WERE PRICED AT 98.793% AND 99.431%, RESPECTIVELY, FOR A YIELD TO MATURITY OF 8.179% AND 8.553%, RESPECTIVELY. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THESE SENIOR NOTES ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(C) IN MARCH AND MAY 2005, THE COMPANY ISSUED SENIOR NOTES DUE 2025 IN THE AGGREGATE AMOUNT OF U.S.$400 MILLION AND U.S.$200 MILLION, RESPECTIVELY, WHICH WERE PRICED AT 98.081% AND 98.632%, RESPECTIVELY, FOR A YIELD TO MATURITY OF 6.802% AND 6.787%, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$400 MILLION OFFERING, TOGETHER WITH CASH ON HAND, WERE USED TO FUND THE GROUP'S TENDER OFFERS MADE AND EXPIRED IN MARCH 2005 FOR ANY OR ALL OF THE SENIOR NOTES DUE 2011 AND THE MEXICAN PESOS EQUIVALENT OF UDI-DENOMINATED NOTES DUE 2007, AND PREPAID PRINCIPAL AMOUNT OF THESE SECURITIES IN THE AMOUNT OF APPROXIMATELY U.S.$222.0 MILLION AND PS.2,935,097 (NOMINAL), RESPECTIVELY, REPRESENTING APPROXIMATELY 74% AND 76% OF THE OUTSTANDING PRINCIPAL AMOUNT OF THESE SECURITIES, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$200 MILLION ISSUANCE WERE USED FOR CORPORATE PURPOSES, INCLUDING THE REPAYMENT OF SOME OF THE GROUP'S OUTSTANDING INDEBTEDNESS.

(D) IN SEPTEMBER 2003, INNOVA COMPLETED THE OFFERING OF THESE SENIOR NOTES, WHICH ARE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF INNOVA AND CONTAIN CERTAIN RESTRICTIVE COVENANTS FOR INNOVA ON ADDITIONAL INDEBTEDNESS, LIENS, SALES AND LEASEBACKS, RESTRICTED PAYMENTS, ASSETS SALES, AND CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.8580%, AND IS PAYABLE SEMI-ANNUALLY. INNOVA MAY, AT ITS OWN OPTION, REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME ON OR AFTER SEPTEMBER 19, 2008 AT REDEMPTION PRICES FROM 104.6875% TO 101.5625% BETWEEN SEPTEMBER 19, 2008 THROUGH SEPTEMBER 18, 2011, OR 100% COMMENCING ON SEPTEMBER 19, 2011, PLUS ACCRUED AND UNPAID INTEREST, IF ANY. ADDITIONALLY, ON OR BEFORE SEPTEMBER 19, 2006, INNOVA MAY, AT ITS OWN OPTION AND SUBJECT TO CERTAIN REQUIREMENTS, USE THE PROCEEDS FROM ONE OR MORE QUALIFIED EQUITY OFFERINGS TO REDEEM UP TO 35% OF THE AGGREGATE PRINCIPAL AMOUNT OF THESE SENIOR NOTES AT 109.375% OF THEIR PRINCIPAL AMOUNT, PLUS ACCRUED AND UNPAID INTEREST.

(E) NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSION" OR "UDIS"), REPRESENTING 258,711,400 UDIS AS OF MARCH 31, 2006 AND 2005, RESPECTIVELY. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE BALANCE AS OF MARCH 31, 2006 AND 2005 INCLUDES RESTATEMENT OF PS.237,548 AND PS.212,360, RESPECTIVELY. THE UDI VALUE AS OF MARCH 31, 2006, WAS PS.3.680606 PER UDI.

     IN 2002, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS OUTSTANDING SENIOR NOTES DUE 2011 AND 2032 FOR AN AGGREGATE AMOUNT OF U.S.$600.0 MILLION. IN MARCH 2005, IN CONNECTION WITH THE ISSUANCE OF A PORTION OF ITS SENIOR NOTES DUE 2025, AND THE PREPAYMENT OF A PORTION OF ITS SENIOR NOTES DUE 2011, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF U.S.$400 MILLION OF THE SENIOR NOTES DUE 2025. CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS) (SEE NOTE 7). AS OF DECEMBER 31, 2005 AND 2004, THE TOTAL PRINCIPAL AMOUNT OF THE GROUP'S LONG-TERM DEBT BEING HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION WAS APPROXIMATELY U.S.$771.9 MILLION AND U.S.$777.5 MILLION, RESPECTIVELY.

     IN JUNE 2005, THE COMPANY REPURCHASED U.S.$2.0 MILLION OF THE OUTSTANDING PRINCIPAL AMOUNT OF SENIOR NOTES DUE 2011 IN THE AMOUNT OF U.S.$2.4 MILLION.

     IN JANUARY 2006, THE COMPANY REPURCHASED U.S.$3.5 MILLION OF THE OUTSTANDING PRINCIPAL AMOUNT OF SENIOR NOTES DUE 2011 IN THE AMOUNT OF U.S.$4.0 MILLION.

     IN MARCH 2006, INNOVA LAUNCHED A CASH TENDER OFFER TO PURCHASE UP TO 65% OF INNOVA'S U.S.$300 MILLION 9.375% SENIOR NOTES DUE 2013. IN APRIL 2006, INNOVA EXTENDED THE SETTLEMENT OF SUCH TENDER OFFER AND ALSO OFFERED TO PURCHASE UP TO 100% OF THESE SENIOR NOTES. AS OF APRIL 25, 2006, 96.25% OF THESE SENIOR NOTES HAVE BEEN TENDERED FOR AN AGGREGATE AMOUNT OF APPROXIMATELY U.S.$324.3 MILLION, WHICH WILL BE PAID BY INNOVA ON APRIL 28, 2006. THIS TENDER OFFER AND RELATED FEES AND EXPENSES WILL BE FINANCED WITH PROCEEDS FROM TWO 10-YEAR LOANS IN AN AGGREGATE PRINCIPAL AMOUNT OF PS.3,500,000 PLUS CASH ON HAND. THESE BANK LOANS WILL BEAR ANNUAL INTEREST IN THE RANGE OF 8.74% AND 8.98% FOR THE FIRST THREE YEARS AND 8.74% AND TIIE+ 24 BPS FOR THE LAST SEVEN YEARS, AND WILL BE GUARANTEED BY THE COMPANY.

4.   CONTINGENCIES:

     IN JUNE 2003, THE COMPANY WAS NOTIFIED BY THE MEXICAN TAX AUTHORITY OF A FEDERAL TAX CLAIM MADE AGAINST THE COMPANY FOR APPROXIMATELY PS.960,700, INCLUDING PENALTIES AND SURCHARGES, FOR AN ALLEGED ASSETS TAX LIABILITY FOR THE YEAR 1994. THE COMPANY BELIEVES IT HAS A MERITORIOUS DEFENSE AGAINST THIS CLAIM.

     THERE ARE OTHER VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5.   STOCKHOLDERS' EQUITY:

     THE  MAJORITY  STOCKHOLDERS'  EQUITY  AS OF  MARCH 31 IS  ANALYZED  AS
FOLLOWS:

                                                                    2006                                 2005
                                                     -----------------------------------  ------------------------------------
                                                          NOMINAL             RESTATED             NOMINAL         RESTATED
                                                           PESOS               PESOS                PESOS           PESOS
                                                     ---------------   ---------------      ---------------    ---------------
CAPITAL STOCK ISSUED                                  Ps. 2,524,174    Ps.    9,975,175     Ps.   2,524,174    Ps. 9,975,175
ADDITIONAL PAID-IN CAPITAL                                3,841,792           4,248,951           3,841,792        4,248,951
LEGAL RESERVE                                             1,018,068           1,813,974             802,231        1,589,010
RESERVE FOR REPURCHASE OF SHARES                          2,255,655           5,794,371           2,255,655        5,794,371
UNAPPROPRIATED EARNINGS                                   9,326,072          18,388,841           7,495,678       16,269,010
CUMULATIVE GAIN ON EQUITY OF ASSOCIATES                   3,397,806           3,898,412           3,585,865        4,090,902
CUMULATIVE EFFECT OF DEFERRED TAXES                      (2,197,681)         (3,012,454)         (2,197,681)      (3,012,454)
ACCUMULATED OTHER COMPREHENSIVE LOSS                       --                (4,093,431)          --              (3,748,308)
NET INCOME FOR THE THREE MONTHS                            --                 1,293,608             594,052          614,323
SHARES REPURCHASED                                       (6,785,694)         (7,129,154)         (5,675,202)      (6,288,983)
                                                                       -----------------                       --------------
TOTAL MAJORITY STOCKHOLDERS' EQUITY                                     Ps.  31,178,293                         Ps.29,531,997
                                                                      ==================                       ==============


     IN APRIL 2005, THE COMPANY ISSUED 4,285 ADDITIONAL CPOS BY COMBINING 107,125 SERIES "A" SHARES, 94,270 SERIES "B" SHARES, 149,975 SERIES "D" SHARES AND 149,975 SERIES "L" SHARES, NOT IN THE FORM OF CPOS, WHICH WERE ACQUIRED BY A TRUST FOR A GROUP'S PENSION PLAN.

     IN APRIL 2005, THE COMPANY'S STOCKHOLDERS APPROVED A DIVIDEND PAYMENT IN THE AMOUNT OF PS.1.35 PER CPO, EQUIVALENT TO PS.4,343,107 (PS.4,214,750 NOMINAL), WHICH WAS PAID IN CASH ON MAY 31, 2005.

     IN APRIL 2006, THE COMPANY'S BOARD OF DIRECTORS PROPOSED TO THE COMPANY'S STOCKHOLDERS TO PAY AN ORDINARY DIVIDEND OF PS.0.35 PER CPO. THE TOTAL AMOUNT OF THE DIVIDEND IS APPROXIMATELY PS.1,087,049 (NOMINAL) AND, IF APPROVED, WOULD BE PAID IN MAY 2006.

     AS OF MARCH 31, 2006, THE NUMBER OF SHARES AND CPOS ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

                                       ISSUED              REPURCHASED             OUTSTANDING
                             ----------------------  --------------------  ---------------------
SERIES "A" SHARES                  124,736,244,175        10,145,207,735        114,591,036,440
SERIES "B" SHARES                   60,269,682,796         5,995,331,281         54,274,351,515
SERIES "D" SHARES                   92,133,721,715         5,788,220,709         86,345,501,006
SERIES "L" SHARES                   92,133,721,715         5,788,220,709         86,345,501,006
                             ----------------------  --------------------  ---------------------
                                   369,273,370,401        27,716,980,434        341,556,389,967
                             ======================  ====================  =====================


     THE COMPANY'S SHARES REPURCHASED, AS WELL AS THEIR NET COST, AS OF MARCH 31, 2006, ARE PRESENTED AS A CHARGE TO STOCKHOLDERS' EQUITY, AS
FOLLOWS:

                                                                A, B, D, AND L SHARES
                                                  -------------------------------------------------
                                                    IN THE FORM            NOT IN THE
                                                     OF CPOS              FORM OF CPOS       TOTAL             NET COST
                                                  -------------------------------------------------------------------------
REPURCHASE PROGRAM (1)                              5,888,469,600          -             5,888,469,600     PS. (1,630,737)
OWNED BY A COMPANY'S SUBSIDIARY (2) (3)             4,508,952,669         537,563,559    5,046,516,228         (1,095,551)
ACQUIRED BY A COMPANY'S TRUST (4)                   8,951,772,492       7,830,222,114   16,781,994,606         (4,023,047)
ADVANCE FOR ACQUISITION OF SHARES (2)                                                                            (379,819)
                                                  =========================================================================
                                                   19,349,194,761       8,367,785,673   27,716,980,434   PS. (7,129,154)
                                                  =========================================================================

(1) DURING THE FIRST QUARTER OF 2006, THE COMPANY REPURCHASED 430,372,800 SHARES IN THE FORM OF 3,678,400 CPOS, IN THE AMOUNT OF PS.154,980 (PS.154,714 NOMINAL).

(2)  IN CONNECTION WITH THE STOCK REPURCHASE PLAN.

(3) IN MARCH 2005, AND JULY 2005 THE GROUP RELEASED 2,036,135,556 SHARES, AND 1,114,850,763 SHARES IN THE FORM OF 17,402,868 CPOS, AND 9,528,639
     CPOS, RESPECTIVELY, IN THE AMOUNT OF APPROXIMATELY PS.169,349 AND PS.146,242, RESPECTIVELY, IN CONNECTION WITH THE COMPANY'S STOCK PURCHASE PLAN. ALSO, IN MARCH 2006, THE GROUP RELEASED 2,186,313,597 SHARES, IN THE FORM OF 18,686,441 CPOS, IN THE AMOUNT OF APPROXIMATELY PS.318,134 IN CONNECTION WITH SUCH PLAN.

(4)  IN CONNECTION WITH THE LONG-TERM RETENTION PLAN.

     THE GROUP ACCRUED IN STOCKHOLDER'S EQUITY A SHARE-BASED COMPENSATION EXPENSE OF PS.46,144, WHICH WAS REFLECTED IN INCOME AS CORPORATE EXPENSE FOR THE THREE MONTHS ENDED MARCH 31, 2006 (SEE NOTES 1 AND 11).

     IN MARCH 2006, THE COMPANY ANNOUNCED A PROPOSED CHANGE FROM 20 TO FIVE CPOS REPRESENTING EACH GDS, WHICH BECAME EFFECTIVE ON MARCH 22, 2006.

6.   RESERVE REPURCHASE OF SHARES:

     AS OF MARCH 31, 2006, THE COMPANY MAINTAINS A RESERVE FOR REPURCHASE OF SHARES, WHICH WAS APPROVED BY THE SHAREHOLDERS OF THE COMPANY IN PRIOR YEARS BY APPROPRIATING FROM ACCUMULATED EARNINGS THE AMOUNT OF PS.7,254,129. THIS RESERVE WAS USED IN 1999, 2000 AND 2003, IN THE AMOUNT OF PS.298,265, PS.666,740 AND PS.494,753, RESPECTIVELY, IN CONNECTION WITH THE REPURCHASE OF SHARES IN THOSE YEARS.

     IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.   INTEGRAL COST OF FINANCING:

     INTEGRAL  COST OF  FINANCING  FOR THE  THREE  MONTHS  ENDED  MARCH 31,
CONSISTED OF:

                                                 2006                 2005
                                         ---------------      --------------
INTEREST EXPENSE (1)                     Ps.    471,229       Ps.   566,025
INTEREST INCOME                                (276,984)           (302,311)
FOREIGN EXCHANGE (GAIN), LOSS, NET (2)          (28,571)             30,826
LOSS  FROM MONETARY POSITION, NET (3)            46,938              18,558
                                         ---------------      --------------
                                         Ps.    212,612       Ps.   313,098
                                         ===============      ==============

(1) INCLUDES RESTATEMENT OF UDI-DENOMINATED DEBT SECURITIES OF PS.11,163 AND PS.10,594 NET IN THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005, RESPECTIVELY.

(2) NET OF FOREIGN EXCHANGE GAIN IN 2006 INCLUDES A NET GAIN FROM FOREIGN CURRENCY OPTION CONTRACTS OF PS.11,208 AND NET FOREIGN EXCHANGE LOSS IN 2005 INCLUDES A NET LOSS FOREIGN CURRENCY DERIVATIVE CONTRACT OF PS.22,419. A FOREIGN EXCHANGE LOSS IN 2006 AND 2005 OF PS.213,554 AND PS.5,154, RESPECTIVELY, WERE HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION AND RECOGNIZED IN STOCKHOLDERS' EQUITY AS OTHER COMPREHENSIVE LOSS.

(3) THE GAIN OR LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NCPI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2006 AND 2005 OF PS.24,286 AND PS.33,121, RESPECTIVELY, ARISING FROM TEMPORARY DIFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.

8.   DEFERRED TAXES:

     THE DEFERRED INCOME TAX LIABILITY AS OF MARCH 31, WAS DERIVED FROM:

                                               2006                2005
                                         ---------------      --------------
ASSETS:
ACCRUED LIABILITIES                      Ps.    801,412       Ps.   605,506
GOODWILL                                        801,307             882,132
TAX LOSS CARRYFORWARDS                        1,245,149           1,030,398
ALLOWANCE FOR DOUBTFUL ACCOUNTS                 409,150             446,840
CUSTOMER ADVANCES                             1,362,488           1,472,890
OTHER ITEMS                                     212,876            -
                                         ---------------      --------------
                                              4,832,382           4,437,766
                                         ---------------      --------------
LIABILITIES:
INVENTORIES                                    (241,456)           (709,812)
PROPERTY, PLANT AND EQUIPMENT - NET          (1,085,124)         (1,317,606)
OTHER ITEMS                                  (1,322,830)         (1,245,443)
INNOVA                                       (1,158,182)         (1,622,043)
                                         ---------------      --------------
                                             (3,807,592)         (4,894,904)
                                         ---------------      --------------
DEFERRED INCOME TAX OF MEXICAN COMPANIES      1,024,790            (457,138)
DEFERRED TAX OF FOREIGN SUBSIDIARIES            (61,713)           (315,986)
ASSETS TAX                                    1,384,233           1,293,292
VALUATION ALLOWANCE                          (2,555,530)         (2,314,268)
RECOVERABLE INCOME TAX FROM REPURCHASE
 OF SHARES                                        -                 231,483
                                         ---------------      --------------
DEFERRED INCOME TAX LIABILITY                  (208,220)         (1,562,617)
EFFECT ON CHANGE OF INCOME TAX RATES             32,549             189,680
                                         ---------------      --------------
DEFERRED TAX LIABILITY OF
 CONTINUING OPERATIONS                   Ps.   (175,671)      Ps.(1,372,937)
                                         ===============      ==============


9.   EXTRAORDINARY ITEMS:

     NO EXTRAORDINARY ITEMS, AS DEFINED BY MEXICAN GAAP BULLETIN A-7 "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005.

10.  DISCONTINUED OPERATIONS:

     NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN GAAP BULLETIN C-15 "IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL," WERE RECOGNIZED IN INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005.

11.  CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

     IN CONNECTION WITH THE ADOPTION OF THE GUIDELINES OF IFRS 2, "SHARE-BASED PAYMENT", THE GROUP RECOGNIZED A NON - TAXABLE CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE AT DECEMBER 31, 2005, IN THE AMOUNT OF PS.326,338, WHICH WAS REFLECTED IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR THEN ENDED (SEE NOTES 1 AND 5).

     EFFECTIVE JANUARY 1, 2005, IN CONNECTION WITH THE ADOPTION OF CERTAIN PROVISIONS OF REVISED BULLETIN D-3 (SEE NOTE 1), THE GROUP RECOGNIZED A CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE IN THE AMOUNT OF PS.184,127, NET OF A RELATED INCOME TAX BENEFIT OF PS.78,912 IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2005.

12.  QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

     THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED MARCH 31, 2006, ARE AS FOLLOWS:

                                   HISTORICAL NET RESULT (1)                                     RESTATED NET RESULT
                             ----------------------------------                       -----------------------------------
                                                                      INDEX AT END
        QUARTER               ACCUMULATED            QUARTER            OF PERIOD           ACCUMULATED         QUARTER
------------------------  -----------------   -----------------    -----------------  ------------------  ---------------
2(degree) / 05              Ps. 1,871,159       Ps.  1,277,060           113.447          Ps.  1,933,966    Ps.  1,319,926
3(degree) / 05                  3,552,138            1,663,877           114.484               3,638,114         1,704,149
4(degree) / 05                  6,125,542            2,517,026           116.301               6,175,784         2,537,671
1(degree) / 06                  1,293,608            1,293,608           117.309               1,293,608         1,293,608

(1) AS REPORTED IN EACH QUARTER.

13.  INFORMATION BY SEGMENTS:

     INFORMATION BY SEGMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005, WERE AS FOLLOWS:


                                               TOTAL            INTERSEGMENT       CONSOLIDATED      OPERATING INCOME
                                             REVENUES             REVENUES           REVENUES             (LOSS)
                                         ---------------      --------------    -----------------    ----------------
MARCH 2006:
TELEVISION BROADCASTING                  Ps.  3,813,088       Ps.   103,744        Ps. 3,709,344      Ps.  1,411,056
PAY TELEVISION NETWORKS                         287,704              71,888              215,816             132,433
PROGRAMMING EXPORTS                             425,629                   -              425,629             128,203
PUBLISHING                                      534,049               5,834              528,215              37,752
PUBLISHING DISTRIBUTION                         105,183               3,384              101,799               2,559
SKY MEXICO                                    1,715,790               8,299            1,707,491             525,038
CABLE TELEVISION                                413,267                 608              412,659              73,756
RADIO                                            82,366              10,028               72,338              (1,115)
OTHER BUSINESSES                                314,824              25,812              289,012             (31,574)
ELIMINATIONS AND CORPORATE EXPENSES            (229,597)           (229,597)                   -            (101,696)
                                         ---------------      --------------    -----------------     ---------------
CONSOLIDATED TOTAL                       Ps.  7,462,303       Ps.         -        Ps. 7,462,303      Ps.  2,176,412
                                         ===============      ==============    =================     ===============
MARCH 2005:
TELEVISION BROADCASTING                  Ps.  3,505,761       Ps.   106,371        Ps. 3,399,390      Ps.  1,176,870
PAY TELEVISION NETWORKS                         243,303              79,199              164,104              90,993
PROGRAMMING EXPORTS                             409,689                   -              409,689             108,840
PUBLISHING                                      474,405               9,711              464,694              31,463
PUBLISHING DISTRIBUTION                          88,667               2,376               86,291             (12,210)
SKY MEXICO                                    1,347,968               1,609            1,346,359             330,549
CABLE TELEVISION                                314,524                  90              314,434              13,789
RADIO                                            64,267              13,127               51,140              (4,550)
OTHER BUSINESSES                                367,194              16,349              350,845                  39
ELIMINATIONS AND CORPORATE EXPENSES            (228,832)           (228,832)                   -             (34,970)
                                         ---------------      --------------    -----------------     ---------------
CONSOLIDATED TOTAL                       Ps.  6,586,946       Ps.         -        Ps. 6,586,946      Ps.  1,700,813
                                         ===============      ==============    =================     ===============


14.  SKY MEXICO:

     IN FEBRUARY 2006, AFFILIATES OF DIRECTV COMPLETED THE ACQUISITION OF EQUITY INTERESTS IN SKY MEXICO, WHICH WERE FORMERLY HELD BY NEWS CORP. AND LIBERTY MEDIA. THIS ACQUISITION INCLUDED THE CAPITALIZATION OF THE PURCHASE PRICE OF THE LIST OF SUBSCRIBERS SOLD BY DIRECTV MEXICO TO SKY MEXICO IN THE AGGREGATE AMOUNT OF PS.621,112. AS A RESULT OF THESE TRANSACTIONS, THE GROUP'S EQUITY STAKE IN SKY MEXICO WAS REDUCED FROM 60% TO 52.7%, AND DIRECTV BECAME THE OWNER OF THE REMAINING 47.3% STAKE. ADDITIONALLY, IN THE SECOND QUARTER OF 2006, THE COMPANY WILL EXERCISE ITS RIGHT TO ACQUIRE TWO-THIRDS OF THE EQUITY INTEREST THAT WAS FORMERLY HELD BY LIBERTY MEDIA IN AN AGGREGATE AMOUNT OF APPROXIMATELY U.S.$58.7 MILLION. AFTER THIS ACQUISITION, THE GROUP AND DIRECTV WILL OWN 58.7% AND 41.3%, RESPECTIVELY, OF SKY MEXICO'S EQUITY.

                             - - - - - - - - -



                                                   ANALYSIS OF INVESTMENTS IN SHARES
                                                               SUBSIDIARIES


-------------------------------------------------------------------------------------------------------------
                                                                                    NUMBER               %
             COMPANY NAME                MAIN ACTIVITIES                           OF SHARES        OWNERSHIP
--------------------------------------------------------------------------------------------------------------
1   CORPORATIVO VASCO DE QUIROGA,        PROMOTION AND DEVELOPMENT OF
    S.A. DE C.V.                         COMPANIES                                  9,966,244          100.00
2   CVQ ESPECTACULOS, S.A. DE C.V.       PROMOTION AND DEVELOPMENT OF
                                         COMPANIES                                 11,979,937          100.00
3   DTH EUROPA, S.A.                     PROMOTION AND DEVELOPMENT OF
                                         COMPANIES                                  1,080,182           90.25
4   EDITORA FACTUM, S.A. DE C.V.         PROMOTION AND DEVELOPMENT OF
                                         COMPANIES                                619,586,864          100.00
5   EDITORIAL TELEVISA, S.A. DE C.V.     PROMOTION AND DEVELOPMENT OF
                                         COMPANIES                                  1,037,498          100.00
6   FACTUM MAS, S.A. DE C.V.             PROMOTION AND DEVELOPMENT OF
                                         COMPANIES                              5,442,040,701          100.00
7   GRUPO DISTRIBUIDORAS INTERMEX,       DISTRIBUTION OF BOOKS
    S.A. DE C.V.                         AND MAGAZINES                            349,470,905          100.00
8   CAMPUS AMERICA, S.A. DE C.V.         PROMOTION AND DEVELOPMENT OF
                                         COMPANIES                                418,881,301          100.00
9   PROMO-INDUSTRIAS                     PROMOTION AND DEVELOPMENT OF
    METROPOLITANAS, S.A. DE C.V.         COMPANIES                                    900,621          100.00
10  SISTEMA RADIOPOLIS, S.A. DE C.V.     COMMERCIALIZATION OF
                                         RADIO PROGRAMMING                         76,070,313           50.00
11  TELEPARABOLAS, S.L.                  MAINTENANCE OF PARABOLIC DISHES                1,500          100.00
12  TELESISTEMA MEXICANO, S.A. DE C.V.   COMMERCIALIZATION OF TELEVISION          169,773,895          100.00
13  TELEVISA ARGENTINA, S.A.             COMMERCIAL OPERATION OF TELEVISION         1,499,999          100.00
14  TELEVISA JUEGOS, S.A. DE C.V.        PROMOTION AND DEVELOPMENT OF
                                         COMPANIES                                     65,249          100.00
15  TELEVISION INDEPENDIENTE DE          PROMOTION AND DEVELOPMENT OF
    MEXICO, S.A. DE C.V.                 COMPANIES                                 32,989,789          100.00



                                                         MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                                                QUARTER:   1      YEAR:   2006
GRUPO TELEVISA, S.A.
                                                   ANALYSIS OF INVESTMENTS IN SHARES
                                                               ASSOCIATES

                                                                 ANNEX 3

                                                                                                                       CONSOLIDATED
                                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      NUMBER            %                     TOTAL AMOUNT
COMPANY NAME                             MAIN ACTIVITIES            OF SHARES       OWNERSHIP         (Thousands of Mexican Pesos)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     ACQUISITION        BOOK
                                                                                                        COST            VALUE
                                                                                                  ---------------------------------
1   ARGOS COMUNICACION, S.A. DE C.V.     OPERATION AND/OR
                                         BROADCASTING OF T.V.         33,000,000        30.00         137,000          44,029
2   DIBUJOS ANIMADOS MEXICANOS           PRODUCTION OF
    DIAMEX, S.A. DE C.V.                 ANIMATED CARTOONS             1,735,560        49.00           4,384             761
3   EDITORIAL CLIO, LIBROS Y VIDEOS,     PUBLISHING AND PRINTING
    S.A. DE C.V.                         OF BOOKS AND MAGAZINES        2,627,050        30.00          26,270          16,250
4   ENDEMOL MEXICO, S.A. DE C.V.         COMMERCIALIZATION OF
                                         TELEVISION PROGRAMMING        1,635,000        49.00           1,635          14,784
5   EN VIVO ESPECTACULOS, S. DE R.L.     LIVE ENTERTAINMENT IN
    DE C.V.                              MEXICO                                2        99.49           4,898           1,215
6   MAS FONDOS, S.A. DE C.V.             MUTUAL FUND DISTRIBUTION
                                         COMPANY                          99,758        46.55          99,758           5,625
7   METROS CUBICOS, S.A. DE C.V.         PORTAL INTERNET               2,089,343        18.65          43,031           4,532
8   OCESA ENTRETENIMIENTO, S.A. DE       LIVE ENTERTAINMENT IN
    C.V.                                 MEXICO                       14,100,000        40.00       1,095,581         520,862
9   CONTROLADORA VUELA
    COMPANIA DE AVIACION, S.A. DE C.V.   CARRIER AIRLINE                      15        25.00         270,824         242,438
10  GESTORA DE INVERSIONES               COMMERCIALIZATION OF
    AUDIOVISUALES, S.A.U.                TELEVISION PROGRAMMING          240,405        40.00          65,854          50,998
11  TELEVISORA DEL YAQUI, S.A. DE C.V.   OPERATION AND/OR
                                         BROADCASTING OF T.V.          4,124,986        15.00             412           7,113
12  TELEVISA EMI MUSIC, S.A DE C.V.      MUSIC RECORDING                      25        50.00              25          (3,631)
13  UNIVISION COMMUNICATIONS, INC.       BROADCASTING OF T.V.
                                         SPANISH PROGRAMS             30,187,534         9.90       5,602,976       5,951,768

-----------------------------------------------------------------------------------------------------------------------------------
    TOTAL INVESTMENT IN ASSOCIATES                                                                  7,352,648        6,856,744
-----------------------------------------------------------------------------------------------------------------------------------
    OTHER PERMANENT INVESTMENTS                                                                                      2,068,476
-----------------------------------------------------------------------------------------------------------------------------------
    TOTAL                                                                                           7,352,648        8,925,220


                                                         MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                                                                QUARTER:     1          YEAR:   2006
GRUPO TELEVISA, S.A.
                                                           CREDIT BREAK DOWN
                                                      (Thousands of Mexican Pesos)

                                                                ANNEX 5                                                CONSOLIDATED
                                                                                                                     FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------------
                                                                     AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)
                                                                 -------------------------------------------------------------------
                                        AMORTIZATION   INTEREST                            TIME INTERVAL
                                                                 -------------------------------------------------------------------
CREDIT TYPE / INSTITUTION                   DATE         RATE     CURRENT     UNTIL 1     UNTIL 2    UNTIL 3   UNTIL 4    UNTIL 5
                                                                   YEAR       YEAR        YEAR       YEAR       YEAR      YEAR
------------------------------------------------------------------------------------------------------------------------------------
          BANKS
------------------------------------------------------------------------------------------------------------------------------------
FOREIGN TRADE
------------------------------------------------------------------------------------------------------------------------------------
SECURED
------------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL BANKS
------------------------------------------------------------------------------------------------------------------------------------
BANAMEX, S.A.                            4/23/2012       10.35                                                            2,000,000
BANAMEX, S.A.                            5/21/2009        9.70                                                 1,162,460
BANAMEX, S.A.                            5/1/2008         8.93    240,000                            480,000
CORPORACION FINANCIERA DE ARRENDAMIENTO  7/31/2006       17.11        207
BANK OF AMERICA                          3/31/2010        6.08
SUNTRUST BANK MIAMI, NATIONAL            4/1/2008         4.50
LEASING DE COLOMBIA                      6/28/2009       13.45
LEASING DE OCCIDENTE                     4/29/2007       15.86
------------------------------------------------------------------------------------------------------------------------------------
OTHER
------------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                       240,207           -           -    480,000   1,162,460  2,000,000
------------------------------------------------------------------------------------------------------------------------------------
              STOCK MARKET
------------------------------------------------------------------------------------------------------------------------------------
           LISTED STOCK EXCHANGE
------------------------------------------------------------------------------------------------------------------------------------
UNSECURED
------------------------------------------------------------------------------------------------------------------------------------
SECURED
------------------------------------------------------------------------------------------------------------------------------------
              PRIVATE PLACEMENTS
------------------------------------------------------------------------------------------------------------------------------------
UNSECURED
------------------------------------------------------------------------------------------------------------------------------------
HOLDERS                                  5/13/2006      12.49
HOLDERS                                  9/13/2011       8.41
HOLDERS                                  3/11/2032       8.94
HOLDERS                                  3/18/2025       6.97
HOLDERS                                  9/19/2013       9.86
UDI DENOMINATED-NOTES                    4/13/2007       8.15                             952,214
------------------------------------------------------------------------------------------------------------------------------------
SECURED
------------------------------------------------------------------------------------------------------------------------------------
              TOTAL STOCK MARKET                                        0           0     952,214          0           0          0
------------------------------------------------------------------------------------------------------------------------------------
                 SUPPLIERS
------------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                  3/31/2006                          1,369,427
VARIOUS                                  3/31/2006
------------------------------------------------------------------------------------------------------------------------------------
                TOTAL SUPPLIERS                                         -   1,369,427           -          -           -          -
------------------------------------------------------------------------------------------------------------------------------------
         OTHER CURRENT LIABILITIES AND
                 OTHER CREDITS
------------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                  3/31/2006                          1,344,533
VARIOUS                                  9/7/2000                                         114,980
------------------------------------------------------------------------------------------------------------------------------------
                     TOTAL                                        240,207   2,713,960   1,067,194    480,000   1,162,460  2,000,000
------------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                                                   AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (Thousands of $)
                                         ---------------------------------------------------------------------
                                                                                               TIME INTERVAL
                                         ---------------------------------------------------------------------
CREDIT TYPE / INSTITUTION                   CURRENT     UNTIL 1     UNTIL 2     UNTIL 3    UNTIL 4     UNTIL 5
                                            YEAR        YEAR        YEAR        YEAR       YEAR        YEAR
-------------------------------------------------------------------------------------------------------------
          BANKS
--------------------------------------------------------------------------------------------------------------

FOREIGN TRADE
--------------------------------------------------------------------------------------------------------------
SECURED
--------------------------------------------------------------------------------------------------------------
COMMERCIAL BANKS
--------------------------------------------------------------------------------------------------------------
BANAMEX, S.A.
BANAMEX, S.A.
BANAMEX, S.A.
CORPORACION FINANCIERA DE ARRENDAMIENTO
BANK OF AMERICA                              410         136         546            546     27,933
SUNTRUST BANK MIAMI, NATIONAL                          4,362       8,723
LEASING DE COLOMBIA                          286          13          52            129         96
LEASING DE OCCIDENTE                         142          48          82
--------------------------------------------------------------------------------------------------------------
OTHER
--------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                  838       4,559       9,403            675     28,029           -
--------------------------------------------------------------------------------------------------------------
              STOCK MARKET
--------------------------------------------------------------------------------------------------------------
           LISTED STOCK EXCHANGE
--------------------------------------------------------------------------------------------------------------
UNSECURED
--------------------------------------------------------------------------------------------------------------
SECURED
--------------------------------------------------------------------------------------------------------------
              PRIVATE PLACEMENTS
--------------------------------------------------------------------------------------------------------------
UNSECURED
--------------------------------------------------------------------------------------------------------------
HOLDERS                                   58,260
HOLDERS                                                                                                784,554
HOLDERS                                                                                              3,271,200
HOLDERS                                                                                              6,542,400
HOLDERS                                                                                              3,271,200
UDI DENOMINATED-NOTES
--------------------------------------------------------------------------------------------------------------
SECURED
--------------------------------------------------------------------------------------------------------------
              TOTAL STOCK MARKET          58,260           0           0           0          0     13,869,354
--------------------------------------------------------------------------------------------------------------
                 SUPPLIERS
--------------------------------------------------------------------------------------------------------------
VARIOUS
VARIOUS                                            1,696,313
--------------------------------------------------------------------------------------------------------------
                TOTAL SUPPLIERS                -   1,696,313           -           -          -             -
--------------------------------------------------------------------------------------------------------------
         OTHER CURRENT LIABILITIES AND
                 OTHER CREDITS
--------------------------------------------------------------------------------------------------------------
VARIOUS                                   59,008     397,314
VARIOUS                                                          409,883     100,364    112,535        894,697
--------------------------------------------------------------------------------------------------------------
                     TOTAL               118,106   2,098,186     419,286     101,039    140,564     14,764,051
--------------------------------------------------------------------------------------------------------------

NOTES
   THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY WERE AS FOLLOWS:
                         10.9040   PESOS PER U.S. DOLLAR
                          0.0048   PESOS PER COLOMBIAN PESO



                                                         MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                                  QUARTER:     1     YEAR:   2006
GRUPO TELEVISA, S.A.
                                                   MONETARY FOREIGN CURRENCY POSITION
                                                      (Thousands of Mexican Pesos)

                                                               ANNEX 6                                            CONSOLIDATED
                                                                                                                FINAL PRINTING

-------------------------------------------------------------------------------------------------------------------------------
                                            DOLLARS                                OTHER CURRENCIES                TOTAL
                                        ---------------------------------------------------------------------
             TRADE BALANCE                 THOUSANDS        THOUSANDS         THOUSANDS        THOUSANDS         THOUSANDS
                                           OF DOLLARS        OF PESOS        OF DOLLARS         OF PESOS         OF PESOS
-------------------------------------------------------------------------------------------------------------------------------
MONETARY ASSETS                               708,699        7,727,654           165,993        1,809,988         9,537,642

LIABILITIES POSITION                        1,587,270       17,307,592            34,422          375,337        17,682,929

        SHORT-TERM LIABILITIES POSITION       172,967        1,886,032            34,112          371,957         2,257,989

        LONG-TERM LIABILITIES POSITION      1,414,303       15,421,560               310            3,380        15,424,940

-------------------------------------------------------------------------------------------------------------------------------
NET BALANCE                                  (878,571)      (9,579,938)          131,571        1,434,651        (8,145,287)
-------------------------------------------------------------------------------------------------------------------------------

NOTES

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS:

                10.9040  PESOS PER U.S. DOLLAR
                13.2211  PESOS PER EURO
                 3.5414  PESOS PER ARGENTINEAN PESO
                 0.0204  PESOS PER CHILEAN PESO
                 0.0048  PESOS PER COLOMBIAN PESO
                 3.2529  PESOS PER PERUVIAN NUEVO SOL
                19.3000  PESOS PER POUNDS STERLING
                10.9040  PESOS PER ECUADORIAN SUCRE
                10.9040  PESOS PER PANAMANIAN BALBOA
                 0.0050  PESOS PER VENEZUELAN BOLIVAR

THIS INFORMATION IS REPRESENTED ON A CONSOLIDATED BASIS AND INCLUDES,

ACCORDINGLY, INFORMATION OF FOREIGN SUBSIDIARIES.



                                                         MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE: TLEVISA                                                                               QUARTER: 1 YEAR: 2006
GRUPO TELEVISA, S.A.

                                                     RESULT FROM MONETARY POSITION
                                                      (Thousands of Mexican Pesos)

                                                               ANNEX 7                                       CONSOLIDATED
                                                                                                             FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------
                                                                          (ASSET) LIABILITY                   MONTHLY
          MONTH                MONETARY          MONETARY            MONETARY             MONTHLY             PROFIT
                                ASSETS          LIABILITIES          POSITION            INFLATION          AND (LOSS)
--------------------------------------------------------------------------------------------------------------------------
JANUARY                        27,549,670        25,566,260            1,983,409            0.58              11,631

FEBRUARY                       27,838,101        25,181,438            2,656,663            0.15               4,065

MARCH                          29,158,664        25,546,612            3,612,052            0.07               2,864

RESTATEMENT                                                                    -                                  30

CAPITALIZATION                                                                 -                                   -

FOREIGN CORP.                                                                  -                               4,030

OTHER                                                                          -                              24,318

--------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                         46,938
--------------------------------------------------------------------------------------------------------------------------

NOTES

              THE AMOUNT REFLECTED IN "OTHER" INCLUDES PS. 24,286,  FROM MONE-
              TARY POSITION DERIVED FROM DEFERRED TAXES,  WHICH WAS CLASSI-
              FIED IN THE  DEFERRED  INCOME   TAX   PROVISION  IN  ACCORDANCE
              WITH THE GUIDELINES PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                   QUARTER:   1       YEAR:   2006
GRUPO TELEVISA, S.A.
                              DEBT INSTRUMENTS

                                   ANNEX 8                       CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

THE AGREEMENTS OF THE U.S.$300 MILLION (OF WHICH APPROXIMATELY U.S.$71.9 MILLION ARE OUTSTANDING AS OF MARCH 31, 2006), U.S.$600 MILLION AND U.S.$300 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A. WITH MATURITY IN 2011, 2025 AND 2032, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.


THE AGREEMENT OF THE U.S.$300 MILLION SENIOR NOTES ISSUED BY INNOVA, S. DE R.L. DE C.V. ("INNOVA") WITH MATURITY IN 2013, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF INNOVA AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS, LIENS, SALES AND LEASEBACKS, RESTRICTED PAYMENTS, ASSET SALES, AND CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.


ACTUAL SITUATION OF FINANCIAL RESTRICTIONS

AT MARCH 31, 2006, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.


                                                      MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                    QUARTER:       1                  YEAR:   2006
GRUPO TELEVISA, S.A.

                                         PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                                             ANNEX 9                                             CONSOLIDATED
                                                                                                                 FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------------
            PLANT OR CENTER                         ECONOMIC ACTIVITY                    PLANT                UTILIZATION
                                                                                        CAPACITY                  (%)
--------------------------------------------------------------------------------------------------------------------------------
TELEVISION:                                                                                0                       0

CORPORATIVO SANTA FE                     HEADQUARTERS                                      0                       0

TELEVISA SAN ANGEL                       PRODUCTION AND BROADCASTING PROGRAMMING.          0                       0

TELEVISA CHAPULTEPEC                     PRODUCTION AND BROADCASTING PROGRAMMING.          0                       0

REAL ESTATE                              LAND AND UNOCCUPIED, BUILDING,                    0                       0
                                         PARKING LOTS, ADMINISTRATIVE                      0                       0
                                         OFFICES, RADIO ANTENNAS,                          0                       0
                                         TELEVISION STATIONS FACILITIES.                   0                       0

TRANSMISSION STATIONS                    BROADCASTER STATIONS.                             0                       0

PUBLISHING:                                                                                0                       0

EDITORIALS                               ADMINISTRATION, SALES, PRODUCTION,                0                       0
                                         STORAGE AND DISTRIBUTION OF                       0                       0
                                         MAGAZINES AND NEWSPAPERS.                         0                       0

RADIO:                                                                                     0                       0

SISTEMA RADIOPOLIS, S.A. DE C.V.         BROADCASTER STATIONS.                             0                       0

CABLE TELEVISION:                                                                          0                       0

CABLEVISION, S.A. DE C.V.                CABLE TELEVISION, SIGNAL CONDUCTION               0                       0
                                         AND TRANSMISSION EQUIPMENT.                       0                       0

OTHER BUSINESSES:                                                                          0                       0

IMPULSORA DEL DEPORTIVO -                SOCCER, SOCCER TEAMS, TRAINING                    0                       0

NECAXA, S.A. DE C.V. AND CLUB            FACILITIES, ADMINISTRATIVE OFFICES AND            0                       0

DE FUTBOL AMERICA, S.A. DE C.V.          THE AZTECA STADIUM.                               0                       0

--------------------------------------------------------------------------------------------------------------------------------

NOTES

                                                      MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                                                                   QUARTER:      1       YEAR:   2006
GRUPO TELEVISA, S.A.

                                                        MAIN RAW MATERIALS

                                                             ANNEX 10                                                CONSOLIDATED
                                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
                                        MAIN                                            MAIN            DOM.           COST
          DOMESTIC                   SUPPLIERS                 FOREIGN               SUPPLIERS         SUBST.       PRODUCTION
                                                                                                                       (%)
-----------------------------------------------------------------------------------------------------------------------------------
PROGRAMS AND FILMS           ANIME CREATIVE
                             CORPORATION                                                                               0.38
                             CINEMA INC,
                             S.A. DE C.V.                                                                              0.72
                             CINEMATOGRAFICA
                             RODRIGUEZ, S.A.                                                                           0.32
                             DIANA INTERNACIO-
                             NAL  FILMS, S.A.                                                                          0.21
                             DISTRIBUIDORA RO-
                             MARI, S.A. DE C.V.                                                                        1.40
                             GUSSI, S.A. DE C.V.                                                                       3.41
                             HERMINE KINDLE
                             FUTCHER                                                                                   0.35
                             NUVISION, S.A.                                                                            1.75
                             ORO FILMS,
                             S.A. DE C.V.                                                                              0.30
                             PELICULAS  RODRI-
                             GUEZ, S.A.                                                                                0.29
                             PRODUCCIONES
                             ROSAS PRIEGO                                                                              0.34
                             PRODUCCIONES
                             TOBARI, S.A.                                                                              0.66
                             PRODUCTORA
                             FILMICA REAL,
                             S.A. DE C.V.                                                                              0.16
                             QUALITY FILMS,
                             S.A. DE C.V.                                                                              0.79
                             SECINE, S.A. DE C.V.                                                                      0.89
                             SOLFERINO
                             MEDIA, S.A. DE C.V.                                                                       0.19
                             OTHER                                                                                     1.63
                                                        PROGRAMS AND FILMS     ALFRED HABER
                                                                               DISTRIBUTION, INC.        NO            0.12
                                                                               ALLIANCE ATLAN-
                                                                               TIS INTERNATIONAL         NO            3.11
                                                                               AMERICA PRO-
                                                                               DUCCIONES, S.A.           NO            3.59
                                                                               BBC WORDLWIDE
                                                                               AMERICA, INC.             NO            0.36
                                                                               BETAFILM GMBH
                                                                               & CO.                     NO            0.43
                                                                               BUENAVISTA
                                                                               INTERNATIONAL,
                                                                               INC.                      NO            0.33
                                                                               CARSEY WERNER
                                                                               DISTRIBUTION,
                                                                               INC.                      NO            0.21
                                                                               CONSTELLATION
                                                                               PICTURES, INC.            NO            1.38
                                                                               DREAMWORKS
                                                                               LLC.                      NO            2.49
                                                                               FIREWORKS INTER-
                                                                               NATIONAL                  NO            0.71
                                                                               FREMANTLE MEDIA
                                                                               LIMITED                   NO            0.42
                                                                               HALLMARK ENTER-
                                                                               TAINMENT                  NO            0.22
                                                                               HEARTS ENTER-
                                                                               TAINMENT, INC.            NO            0.34
                                                                               INDEPENDENT
                                                                               INTERNATIONAL
                                                                               T.V. INC.                 NO            3.52
                                                                               LIONS GATE
                                                                               FILM, INC.                NO            0.35
                                                                               MARATHON
                                                                               INTERNATIONAL             NO            0.73
                                                                               METRO GOLDWYN
                                                                               MAYER INTERNAT-
                                                                               IONAL                     NO            7.24
                                                                               MTV NETWORKS              NO            1.28
                                                                               MTV NETWORKS
                                                                               A DIVISION OF
                                                                               CORP.                     NO            0.85
                                                                               PARAMOUNT
                                                                               PICTURES,
                                                                               CORP.                     NO            3.10
                                                                               POKEMON
                                                                               USA, INC.                 NO            0.41
                                                                               RAINBOW,
                                                                               S.R.L.                    NO            0.15
                                                                               RCN TELEVISION,
                                                                               S.A.                      NO            0.22
                                                                               REPRESENTA-
                                                                               CIONES DE  TELE-
                                                                               VISION, INC.              NO            0.23
                                                                               SALSA ENTER-
                                                                               TAINMENT, INC.            NO            0.27
                                                                               SONY CORPORA-
                                                                               TION OF AMERICA           NO           10.89
                                                                               STUDIO CANAL
                                                                               IMAGE                     NO            0.79
                                                                               TEPUY USA CORP-
                                                                               ORATION                   NO            0.47
                                                                               TOEI ANIMATION
                                                                               CO., LTD                  NO            0.81
                                                                               TWENTIETH CEN-
                                                                               TURY FOX, INC.            NO            3.14
                                                                               UNIVERSAL
                                                                               STUDIOS INTER-
                                                                               NATIONAL, B.V.            NO           18.53
                                                                               WARNER BROS.
                                                                               INTERNATIONAL
                                                                               TELEVISION                NO           16.22
                                                                               WHILAND
                                                                               INTERNATIONAL
                                                                               INC.                      NO            0.38
                                                                               ZACH MOTION
                                                                               PICTURES, INC.            NO            1.68
                                                                               OTHER                                   1.24
COAXIAL CABLE RG
MAYA 60                      NACIONAL DE
                             CONDUCTORES,
                             S.A. DE C.V.                                                                              3.16
                                                        CABLEMODEMS            MOTOROLA, INC.            NO            3.64
                                                        HILTI  BOLT            HILTI  MEXICANA,
                                                                               S.A. DE C.V.              NO            0.01
                                                        SWITCH                 CABLENETWORK
                                                                               MEXICO                    NO            0.01
                                                        TWO OUTLET DEVICE AC   TVC CORPORATION           YES           0.02
                                                        200 DECODER            MOTOROLA, INC.            NO           77.00
COUCHE PAPER                 ABASTECEDORA
                             LUMEN, S.A.                                                                               1.94
                             MAG PAPER                                                                                 0.14
                             PAPELERA
                             MOGHABA,
                             S.A.                                                                                      0.08
                             SUMINISTROS
                             BROM, S.A.                                                                                0.27
                             TORRAS PAPEL,
                             S.A.                                                                                      0.07
                                                        COUCHE PAPER           STORAM ENSON              YES           4.22
                                                                               BULKLEY DUNTON            YES          24.64
                                                                               M REAL                    YES           1.26
                                                                               MYLLLIKOSKI               YES
                                                                               PAPEL                     YES           5.58
                                                                               BOWATER, INC.             YES           1.28
                                                                               NORKE CANADA              YES           0.11
                                                                               UPM                       YES           7.90
                                                                               COPAPER                   YES           0.36
                                                                               TORRAS PAPEL,             YES
                                                                               S.A.                      YES           0.27
                                                                               EDITORES, S.A.            YES           0.26
                                                                               EDITORIAL LA
                                                                               PATRIA                    YES           0.53
                                                                               GRUPO OP
                                                                               GRAFICAS, S.A.            YES           0.92
                                                                               PANAMERICANAS
                                                                               FORMAS E
                                                                               IMPRESION                 YES           0.75
PAPER AND IMPRESSION         PRODUCTORA CO-
                             MERCIALIZADORA Y
                             EDITORES DE LI-
                             BROS , S.A. DE C.V.                                                                       8.13
                             OFFSET
                             MULTICOLOR                                                                               12.56
                             IMPRESOS MOINO                                                                            1.13
                             PROCESOS IND
                             DE PAPEL, S.A.                                                                            0.31
                             BARNICES PARA
                             EDICIONES DE
                             LIBROS, S.A.                                                                              1.12
                             SERVICIOS PRO-
                             FESIONALES
                             DE IMPRESION,
                             S.A. DE C.V.                                                                              0.92
                             OFFSET
                             MULTICOLOR,
                             S.A.                                                                                      1.51
                             GRUPO GRAFICO
                             ARENAL                                                                                    0.62
                             LITOGRAFIA
                             MAGNO GRAFT,
                             S.A.                                                                                      0.71
                             LOVA IMPRE-
                             SORES, S.A.
                             GRAFICA LA
                             PRENSA, S.A.                                                                              0.19
                             QUEBECOR
                             WORDL MEXICO                                                                              0.79
                             REFORSA                                                                                   1.51
                             METROCOLOR                                                                                0.42
                             LITOGRAFICA
                             INGRAMEX, S.A.                                                                            0.09
                                                        PAPER AND IMPRESSION   QUEBECOR
                                                                               CHILE, S.A.               YES           4.02
                                                                               QUEBECOR
                                                                               WORLD                     YES
                                                                               BOGOTA                                  1.29
                                                                               EDITORA                   YES
                                                                               GEMINIS, LTDA.                          0.06
                                                                               GRUPO OP GRA-             YES
                                                                               FICAS, S.A.               YES           0.77
                                                                               PRINTER COLOM-            YES
                                                                               BINA, S.A.                YES           0.32
                                                                               ST. IVES, INC.            YES           7.86
                                                                               BEST LITHO                YES           0.19
                                                                               EDITORES, S.A.            YES           0.17
                                                                               RR DONELLY                YES           2.50
                                                                               QUAD GRAPHICS             YES           0.13
                                                                               PRO-OFFSET EDI-
                                                                               TORIAL, LTDA.             YES           0.05
----------------------------------------------------------------------------------------------------------------------------



                                                     MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                                                             QUARTER:   1                 YEAR:   2006
GRUPO TELEVISA, S.A.
                                                   SALES DISTRIBUTION BY PRODUCT

                                                           DOMESTIC SALES

                                                              ANNEX 11                                              CONSOLIDATED
                                                                                                                    FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------

                                      NET SALES       MARKET                       MAIN
                                 -------------------  SHARE   ---------------------------------------------------------------------
    MAIN PRODUCTS                VOLUME    AMOUNT     (%)     TRADEMARKS                      CUSTOMERS

-----------------------------------------------------------------------------------------------------------------------------------

DOMESTIC SALES
INTERSEGMENT ELIMINATIONS                (226,373)

TELEVISION:
----------
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)
ADVERTISED TIME SOLD (HALF HOURS)    1  3,660,792                                  TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                                   COMPANIA PROCTER & GAMBLE DE MEXICO, S. DE
                                                                                   R. L. DE C.V.
                                                                                   THE COCA-COLA EXPORT CORPORATION SUCURSAL EN
                                                                                   MEXICO BIMBO, S.A. DE C.V.
                                                                                   NESTLE MEXICO, S.A. DE C.V.
                                                                                   PEPSI COLA MEXICANA, S. DE R.L.  DE C.V.
                                                                                   KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                                   DANONE DE MEXICO, S.A. DE C.V.
                                                                                   SABRITAS, S DE R.L. DE C.V.
                                                                                   KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
                                                                                   UNILEVER DE MEXICO, S. DE R.L. DE C.V.
                                                                                   FRABEL, S.A. DE C.V.
OTHER INCOME                               31,868                                  VARIOUS
PROGRAMMING FOR PAY TELEVISION:
------------------------------
SALE OF SIGNALS                           178,539                                  OPERADORA MEGACABLE, S.A. DE C.V.
                                                                                   T.V. CABLE, S.A. DE C.V.
                                                                                   TELECABLE CENTRO OCCIDENTE, S.A. DE C.V.
                                                                                   TELECABLE DEL ESTADO DE MEXICO, S.A. DE C.V.
                                                                                   SERVICIOS DE COMUNICACION POR CABLE, S.A. DE C.V.
                                                                                   TELEVICABLE DEL CENTRO, S.A. DE C.V.
                                                                                   T.V. CABLE DE PROVINCIA, S.A. DE C.V.
                                                                                   CABLE OPERADORA DE LA COMARCA, S.A. DE C.V.
                                                                                   CABLENET INTERNATIONAL, S.A.DE C.V.
                                                                                   T.V. POR CABLE DEL NORTE DE SONORA, S.A. DE C.V.

ADVERTISED TIME SOLD                       27,486                                  COMPANIA CERVECERA DE ZACATECAS, S.A. DE C.V.
                                                                                   VPN DE MEXICO, S.A. DE C.V.
                                                                                   PROCTER & GAMBLE MEXICO, S DE R.L. DE C.V.
                                                                                   CONTROL MEDIA, S.A. DE C.V.
                                                                                   COMBE DE MEXICO,  S. DE R.L. DE C.V.
                                                                                   MARCAS NESTLE, S.A. DE C.V.
                                                                                   CADBURY ADAMS DE MEXICO, S. DE R.L. DE C.V.
                                                                                   LINEAS AEREAS ZACATECAS, S.A. DE C.V.
                                                                                   LANETRO MOBILE MEXICO, S.A. DE C.V.
PUBLISHING:
----------
MAGAZINE CIRCULATION                       15,703  198,362 TV Y NOVELAS MAGAZINE,  GENERAL PUBLIC (AUDIENCE)
                                                           TELEGUIA MAGAZINE,      DEALERS
                                                           VANIDADES MAGAZINE      COMMERCIAL CENTERS (MALLS)
                                                           COSMOPOLITAN MAGAZINE
                                                           NATIONAL GEOGRAPHIC
                                                           MAGAZINE
                                                           TU MAGAZINE
                                                           MEN'S HEALTH MAGAZINE
                                                           MUY INTERESANTE MAGAZINE
                                                           BIG BANG MAGAZINE
PUBLISHING                                         123,296                         FRABEL, S.A. DE C.V.
                                                                                   KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                                   DILTEX, S.A. DE C.V.
                                                                                   COMERCIALIZADORA DE CONTENIDOS MOVILES, S.A.
                                                                                   DE C.V.
                                                                                   COMPANIA PROCTER & GAMBLE DE MEXICO, S. DE R.L
                                                                                   DE C.V.
                                                                                   FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
                                                                                   ENFASYS DIGITAL, S.A. DE C.V.
OTHER INCOME                                         5,780                         VARIOUS
PUBLISHING DISTRIBUTION:                    2,664   47,910 MAGAZINE:               GENERAL PUBLIC (AUDIENCE)
-----------------------                                    "MAESTRA PREESCOLAR"    DEALERS
                                                           "LOS GRANDES EXITOS     COMMERCIAL CENTERS (MALLS)
                                                           DE LA LITERATURA"
                                                           "CINEMANIA"
                                                           "REVISTA DEL CONSUMIDOR"
                                                           "ENTREPRENEUR"
SKY MEXICO
----------
DTH BROADCAST SATELLITE                          1,637,511 SKY                     SUBSCRIBERS
PAY PER VIEW                                        61,118
CHANNEL COMMERCIALIZATION                           17,161                         BANORTE, S.A.
                                                                                   COMBE DE MEXICO, S.A. DE C.V.
                                                                                   DAIMLERCHRYSLER DE MEXICO, S.A. DE C.V.
CABLE TELEVISION:
----------------
ANALOGIC AND DIGITAL SERVICE                       352,989 CABLEVISION             SUBSCRIBERS
INTERNET SERVICES                                   41,791                         VPN DE MEXICO, S.A. DE C.V.
SERVICE INSTALLATION                                 9,011                         BANORTE, S.A.
PAY PER VIEW                                           454                         SERCOMGLOB COMUNICACIONES, S.A. DE C.V.
CHANNEL COMMERCIALIZATION                            5,241                         CONTROL MEDIA, S.A. DE C.V.
OTHER                                                3,781                         COMPANIA CERVECERA DE ZACATECAS, S.A. DE C.V.
                                                                                   MUEBLERIA FREY, S.A. DE C.V.
RADIO:
-----
ADVERTISED TIME SOLD                                82,366                         PEGASO, PCS, S.A. DE C.V.
                                                                                   BANCO NACIONAL DE MEXICO, S.A.
                                                                                   ORGANIZACION RADIOFONICA DE BAJA CALIFORNIA, S.A.
                                                                                   DE C.V.
                                                                                   PROPIMEX, S.A. DE C.V.
                                                                                   ARENA COMUNICATIONS, S.A. DE C.V.
                                                                                   UNILEVER DE MEXICO, S DE R.L. DE C.V.
                                                                                   CERVECERIA CUAUHTEMOC MOCTEZUMA, S.A. DE C.V.
                                                                                   INMOBILIARIA SMM, S.A. DE C.V.
                                                                                   BBVA BANCOMER, S.A.
                                                                                   MARCAS NESTLE, S.A. DE C.V.

OTHER BUSINESSES:
----------------
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                     91,360                         CINEPOLIS DEL PAIS, S.A. DE C.V.
                                                                                   CINEMAS DE LA REPUBLICA, S.A. DE C.V.
                                                                                   OPERADORA DE CINEMAS, S.A. DE C.V.
                                                                                   MULTIMEDIOS CINEMAS, S.A. DE C.V.
                                                                                   CINEMARK DE MEXICO, S.A. DE C.V.
                                                                                   QUALITY FOLMS, S.A.  DE C.V.
                                                                                   GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION                  141,054 AMERICA                 GENERAL PUBLIC (AUDIENCE)
                                                           REAL SAN LUIS           FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES                                   79,036 ESMAS.COM               RADIOMOVIL DIPSA, S.A. DE C.V.
                                                                                   PEGASO PCS, S.A. DE C.V.
                                                                                   IUSACELL, S.A. DE C.V.
                                                                                   OPERADORA UNEFON, S.A. DE C.V.
FOREIGN SALES

INTERSEGMENT ELIMINATIONS                           (3,224)

TELEVISION BROADCASTING:
-----------------------
ADVERTISING TIME SOLD                              100,771                         MCCANN ERICKSON, INC
                                                                                   BBD&O
                                                                                   SAATCHI & SAATCHI
                                                                                   OMD
                                                                                   GSD&M ADVERTISING
                                                                                   MINDSHARE
OTHER INCOME                                        19,657                         VARIOUS
PROGRAMMING FOR PAY TELEVISION:
------------------------------
SALES OF SIGNALS                                    69,442                         DIRECTV ARGENTINA
                                                                                   GALAXY ENTERTAIMENT ARGENTINA, S.A.
                                                                                   SKY CHILE CPA
ADVERTISING TIME SOLD                               12,237                         SUPER CABLE, AKL.
                                                                                   TCN DOMINICANA, S.A.
                                                                                   TELEFONICA MULTIMEDIA, S.A.
                                                                                   TELEVISORA DE COSTA RICA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES                          425,629 TELEVISA                KYOTO BROADCASTING SYSTEM, CO. LTD
                                                           TELEVISA                TV. SBT CANAL 4 DE SAO PAULO, S.A.
                                                           TELEVISA                CORPORACION  VENEZOLANA DE TELEVISION
                                                           TELEVISA                COMPANIA PERUANA DE RADIODIFUSION, S.A.
                                                           TELEVISA                TV. FUTBOL, INC.
                                                           TELEVISA                CORPORACION  MEDCOM PANAMA, S.A.
                                                           TELEVISA
PUBLISHING:
----------
MAGAZINE CIRCULATION                        9,235  126,998 T.V. Y NOVELAS          GENERAL PUBLIC (AUDIENCE)
                                                           MAGAZINE
                                                           NATIONAL GEOGRAPHIC
                                                           MAGAZINE                DEALERS
                                                           HISPANIC MAGAZINE       COMMERCIAL CENTERS (MALLS)
                                                           VANIDADES MAGAZINE
                                                           COSMOPOLITAN MAGAZINE
                                                           TU  MAGAZINE
PUBLISHING                                          79,613                         PROCTER & GAMBLE
                                                                                   P & G PRESTIGE
                                                                                   DIRBEL, S.A.
                                                                                   ESTEE LAUDER
                                                                                   JOHNSON & JOHNSON
                                                                                   WRIGLEY'S
PUBLISHING DISTRIBUTION:                    3,442   57,273 SELECCIONES MAGAZINE    GENERAL PUBLIC (AUDIENCE)
-----------------------                                    HOLA MAGAZINE           DEALERS
                                                           VEA MAGAZINE            COMMERCIAL CENTERS (MALLS)
                                                           SOHO MAGAZINE
                                                           CROMOS MAGAZINE
                                                           CAMBIO MAGAZINE
                                                           SEMANA MAGAZINE
OTHER BUSINESSES:
----------------
DISTRIBUTION OF FILM MOVIES                          3,374                         NEW LINE INTERNATIONAL RELEASING, INC.
                                                                                   METRO GOLDWIN MAYER STUDIOS, INC.
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                            7,462,303
-----------------------------------------------------------------------------------------------------------------------------------



                                                      MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                                                                 QUARTER:   1             YEAR:   2006
GRUPO TELEVISA, S.A.
                                                   SALES DISTRIBUTION BY PRODUCT
                                                           FOREIGN SALES

                                                             ANNEX 11A
                                                                                                                       CONSOLIDATED
                                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
                                      NET SALES                                       MAIN
                                 -------------------               ----------------------------------------------------------------
    MAIN PRODUCTS                VOLUME    AMOUNT    DESTINATION   TRADEMARKS                      CUSTOMERS

-----------------------------------------------------------------------------------------------------------------------------------
FOREIGN SALES

TELEVISION BROADCASTING:
-----------------------
ADVERTISING TIME SOLD                      17,989    UNITED STATES                   MCCANN ERICKSON, INC
                                                     OF AMERICA                      BBD&O
                                                                                     SAATCHI & SAATCHI
                                                                                     OMD
                                                                                     GSD&M ADVERTISING
                                                                                     MINDSHARE
                                                                                     VARIOUS
OTHER INCOME                               19,657    UNITED STATES
                                                     OF AMERICA

PROGRAMMING FOR PAY TELEVISION:
------------------------------
SALES OF SIGNALS                           49,993    SPAIN                           DIRECTV ARGENTINA
                                                     ARGENTINA                       GALAXY ENTERTAINMENT ARGENTINA, S.A.
                                                     CHILE                           SKY CHILE CPA
                                                     GUATEMALA                       SUPER CABLE, AKL.
                                                     COLOMBIA                        TCN DOMINICANA, S.A.
                                                     UNITED STATES                   TELEFONICA MULTIMEDIA, S.A.
                                                     OF AMERICA                      TELEVISORA DE COSTA RICA

PROGRAMMING EXPORT:
------------------
PROGRAMMING AND ROYALTIES                 425,629    UNITED STATES
                                                     OF AMERICA         TELEVISA     KYOTO BROADCASTING SYSTEM, CO. LTD
                                                     CENTRAL AMERICA    TELEVISA     TV. SBT CANAL 4 DE SAO PAULO, S.A.
                                                     CARIBBEAN          TELEVISA     CORPORACION  VENEZOLANA DE TELEVISION
                                                     EUROPE             TELEVISA     COMPANIA PERUANA DE RADIODIFUSION, S.A.
                                                     SOUTH AMERICA      TELEVISA     TV. FUTBOL, INC.
                                                     AFRICA             TELEVISA     CORPORACION  MEDCOM PANAMA, S.A.
                                                     ASIA               TELEVISA
OTHER BUSINESSES:
DISTRIBUTION OF FILM MOVIES                 3,374                                    NEW LINE INTERNATIONAL RELEASING, INC.
                                                                                     METRO GOLDWIN MAYER STUDIOS, INC.
-----------------------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
-----------------------
ADVERTISING TIME SOLD                      82,782    UNITED STATES                   MCCANN ERICKSON, INC
                                                     OF AMERICA                      BBD&O
                                                                                     SAATCHI & SAATCHI
                                                                                     OMD
                                                                                     GSD&M ADVERTISING
                                                                                     MINDSHARE
                                                                                     VARIOUS

PROGRAMMING FOR PAY TELEVISION:
------------------------------
SALES OF SIGNALS                           19,449    SPAIN                           DIRECTV ARGENTINA
                                                     ARGENTINA                       GALAXY ENTERTAIMENT ARGENTINA, S.A.
                                                     CHILE                           SKY CHILE CPA
ADVERTISING TIME SOLD                      12,237    GUATEMALA                       SUPER CABLE, AKL.
                                                     COLOMBIA                        TCN DOMINICANA, S.A.
                                                     UNITED STATES                   TELEFONICA MULTIMEDIA, S.A.
                                                     OF AMERICA
                                                                                     TELEVISORA DE COSTA RICA
PUBLISHING:
----------
MAGAZINE CIRCULATION              9,235   126,998    GUATEMALA          T.V. Y       GENERAL PUBLIC (AUDIENCE)
                                                     AND COSTA          NOVELAS
                                                     RICA               MAGAZINE
                                                     UNITED STATES      NATIONAL
                                                     OF AMERICA         GEOGRAPHIC
                                                                        MAGAZINE     DEALERS
                                                     PANAMA             HISPANIC
                                                                        MAGAZINE     COMMERCIAL CENTERS (MALLS)
                                                     SOUTH AMERICA      VANIDADES
                                                                        MAGAZINE
                                                     CENTRAL AMERICA    COSMOPOLITAN
                                                                        MAGAZINE
                                                                        TU  MAGAZINE

PUBLISHING                                 79,613                                    PROCTER & GAMBLE
                                                                                     P & G PRESTIGE
                                                                                     DIRBEL, S.A.
                                                                                     ESTEE LAUDER
                                                                                     JOHNSON & JOHNSON
                                                                                     WRIGLEY'S

PUBLISHING DISTRIBUTION:          3,442    57,273    PANAMA             SELECCIONES
-----------------------                              SOUTH AMERICA      MAGAZINE     GENERAL PUBLIC (AUDIENCE)
                                                                        HOLA         DEALERS
                                                                        MAGAZINE
                                                                        VEA MAGAZINE COMMERCIAL CENTERS (MALLS)
                                                                        SOHO MAGAZINE
                                                                        CROMOS MAGAZINE
                                                                        CAMBIO MAGAZINE
INTERSEGMENT ELIMINATIONS                  (3,224)                      SEMANA MAGAZINE

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     891,770
-----------------------------------------------------------------------------------------------------------------------------------



                                                      MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                                                                    QUARTER:     1      YEAR:   2006
GRUPO TELEVISA, S.A.

                                         PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

                                                             ANNEX 13                                CONSOLIDATED
                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A. AND ITS SUBSIDIARIES AT MARCH 31, 2006,
INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION                                          AUTHORIZED AMOUNT         EXERCISED AMOUNT        PROGRESS %
-------------------------------------------------    -----------------------------------------------------------------
U.S. DOLLAR DENOMINATED PROJECTS:
--------------------------------
DIGITALIZATION OF THE CABLE TELEVISION
  NETWORK                                             U.S.$      155.6         U.S.$     106.4             68%

INFORMATION TECHNOLOGY PROJECTS
  OF CABLE TELEVISION                                             19.0                    16.6             87%

TECHNICAL EQUIPMENT FOR T.V. STATIONS                             13.3                    11.0             83%

SKY MEXICO PROJECTS                                               16.6                    13.1             79%


MEXICAN PESOS DENOMINATED PROJECTS:
----------------------------------
INFORMATION TECHNOLOGY PROJECTS                         PS.       38.3         PS.        12.8             33%
WAL-MART PROJECT                                                 206.4                   175.6             85%


                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA              QUARTER:      1         YEAR:   2006
GRUPO TELEVISA, S.A.

    INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

                           ANNEX 14                              CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

     MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

     ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO MEXICAN GAAP, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE SHEET DATE AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE OTHER COMPREHENSIVE INCOME OR LOSS. FINANCIAL STATEMENTS OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN GAAP AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

     THE COMPANY HAD DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS SENIOR NOTES DUE 2011 AND 2032 FOR AN AGGREGATE AMOUNT OF U.S.$600 MILLION. IN MARCH 2005, IN CONNECTION WITH THE ISSUANCE OF A PORTION OF ITS SENIOR NOTES DUE 2025 AND THE PREPAYMENT OF A PORTION OF ITS SENIOR NOTES DUE 2011, THE COMPANY DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF U.S.$400 MILLION OF ITS SENIOR NOTES DUE 2025. CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS). AS OF MARCH 31, 2006, THE TOTAL PRINCIPAL AMOUNT OF THE COMPANY'S LONG
     TERM DEBT BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN UNIVISION WAS APPROXIMATELY U.S.$771.9 MILLION.

     THE GROUP'S FINANCIAL STATEMENTS FOR MARCH 31, 2005, HAVE BEEN RESTATED TO MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2006, BY USING A RESTATEMENT FACTOR DERIVED FROM THE CHANGE IN THE NCPI, WHICH FOR 2005 WAS 1.03412. HAD THE ALTERNATIVE WEIGHTED AVERAGE FACTOR ALLOWED UNDER MEXICAN GAAP BEEN APPLIED TO RESTATE THE GROUP'S FINANCIAL STATEMENTS FOR MARCH 31, 2005, WHICH INCLUDED THE RESULTS OF MEXICAN AND NON-MEXICAN SUBSIDIARIES, THE RESTATEMENT FACTOR FOR MARCH 2005 WOULD HAVE BEEN 1.03410.

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: May 3, 2006                           By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President